THE DESCARTES SYSTEMS GROUP INC.
2006 ANNUAL REPORT

US GAAP FINANCIAL RESULTS FOR 2006 FISCAL YEAR

TABLE OF CONTENTS

Letter from the CEO	2

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Overview	4

Consolidated Operations	7

Quarterly Operating Results	14

Liquidity and Capital Resources	15

Commitments, Contingencies, Guarantees and Variable Interest Entities	18

Outstanding Share Data	20

Application of Critical Accounting Policies	20

Changes in Accounting Policies	22

Recent Accounting Pronouncements	23

Disclosure Controls	24

Fiscal 2007 Outlook	24

Certain Factors That May Affect Future Results	26

Management’s Report	36

Report of Independent Registered Chartered Accountants	37

Consolidated Balance Sheets	38

Consolidated Statements of Operations	39

Consolidated Statements of Shareholders’ Equity	40

Consolidated Statements of Cash Flows	41

Notes to Consolidated Financial Statements	42

LETTER FROM THE CEO

Dear Shareholders,

Fiscal 2006 was a landmark year in the development of our organization: it was a year during which Descartes delivered. In 2006, we were metrics-driven and focused on results, and we have, indeed, delivered: the successful integration of new and existing solutions to our new network-based architecture, an innovative software-as-a-service (SaaS) business model, a new go-to-market strategy and four straight quarters of profitability. We have delivered a New Descartes.

Our customers told us that they wanted a single logistics technology partner with a broad solution footprint and domain expertise. Our commitment to expanding and enhancing our logistics technology solutions over the past year has positioned us well to be that single partner. Our talented and dedicated employees have developed and enhanced a range of solutions and services that span the length and breadth of the supply chain. With our enhanced network-based architecture, LNOS™, our customers can leverage the power of our Global Logistics Network™, one of the world’s largest logistics-focused networks, to gain real-time visibility to global and regional supply chain performance and capture the data needed to drive world-class logistics operations through traditional or newer wireless technologies.

Since our last annual report to you, we’ve brought on board industry veterans Greg Cronin as Executive Vice-President, Business Development & Corporate Strategy; Chris Jones, Executive Vice-President, Solutions & Markets; and Mark Weisberger, Executive Vice-President, Field Operations, each to help us develop and execute on a go-to-market strategy to bring our company to the next performance level. We focused the marketing of our solutions to two specific customer groups: (a) manufacturers, retailers, distributors and service provider enterprises; and (b) transportation and logistics services providers. We developed a common set of new and re-branded solutions targeted specifically to the industry and business requirements of each of these two groups. Finally, we made strategic additions to our sales and marketing teams to strengthen our existing customer relationships and to bring our solutions to new customers in new markets.

Descartes is one of a select few companies that focus on providing technology solutions in the logistics space, and we have distinguished ourselves from our competitors with our software-as-a-service business model. Unlike ordinary software companies who require a large up-front investment, we offer our customers the choice of using our solutions on an on-demand basis where they pay us as they receive value from our services. In 2006, the predictable nature of our revenues in our software-as-a-service business model enabled us to effectively and proactively manage the operating expenses of our business. Further, our service delivery model allowed us to develop close working relationships with our customers that helped us quickly respond to their needs.

Our software-as-a-service business model has driven the creation of a New Descartes. The New Descartes engages its customers with a focus on customer satisfaction and results. The New Descartes has a new team managing its business. The New Descartes delivers quality solutions. The New Descartes has delivered results for its customers and shareholders.

Arthur Mesher,
Chief Executive Officer
Member of the Board of Directors

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains references to Descartes using the words “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your,” and similar words.

The MD&A also refers to our fiscal years. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ended on January 31, 2006, is referred to as the “current fiscal year,” “fiscal 2006,” “2006” or using similar words. Our previous fiscal year, which ended on January 31, 2005, is referred to as the “previous fiscal year,” “fiscal 2005,” “2005” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, 2008 refers to the annual period ending January 31, 2008 and the “fourth quarter of 2008” refers to the quarter ending January 31, 2008.

This MD&A is prepared as of March 5, 2006. You should read the MD&A in conjunction with our audited consolidated financial statements for 2006. We prepare and file our consolidated financial statements and MD&A in United States (“US”) dollars and in accordance with US generally accepted accounting principles (“GAAP”). All dollar amounts we use in the MD&A are in US currency, unless we indicate otherwise.

We have prepared the MD&A with reference to the Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators.

Additional information about us, including copies of our continuous disclosure materials such as our annual information form, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov or through the SEDAR website at http://www.sedar.com.

Certain statements made in this Annual Report, including, but not limited to, statements regarding our expectations concerning future revenues and earnings, mix of revenues between services revenues and license revenues and the drivers of the continued migration to a predominantly services organization, our plans to continue to allow customers to elect license technology in lieu of subscribing to services, our ability to keep our operating expenses at a level below our visible and recurring revenues, use of cash, expenses, including amortization, equity compensation and interest expense, product development, sales and marketing expenditures, geographic break-down of business, business trends, investments in headcount, market opportunity, opportunities to increase services gross margin, cost containment measures, the expected lack of future restructuring initiatives, charges associated with our previous restructuring initiatives, future stock option expense, an increased focus on sales and marketing functions, the sufficiency of capital to meet working capital and capital expenditure requirements, and potential use of the proceeds of any financing transaction we may undertake and our exploration of strategic business combinations constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”). When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should,” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed under the heading “Certain Factors That May Affect Future Results” appearing in the MD&A. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statement is based.

OVERVIEW

We are a global provider of on-demand, software-as-a-service logistics technology solutions that help our customers deliver. Using our technology solutions, companies reduce costs, save time, and enhance the service that they deliver to their own customers. Our technology-based solutions, which consist of services and software, provide connectivity and business document exchange, route planning and wireless dispatch, inventory and asset visibility, rate management, transportation management, and warehouse optimization. Our pricing model provides companies with flexibility in purchasing our solutions on either a license or subscription basis. Our primary focus is on distribution-sensitive companies where delivery is either a key or a defining part of their own product or service offering, or provides opportunities for cost efficiencies.

The Market
Supply chain management has been evolving over the past several years, as companies are increasingly seeking real-time control of their supply chain activities. Companies are looking for integrated, end-to-end solutions that combine business document exchange and mobile resource management applications (MRM) with end-to-end supply chain execution management (SCEM) applications, such as transportation management, routing and scheduling, and inventory visibility.

As the market has been changing, we have been evolving to meet its needs. More and more information is becoming available relating to the movement of goods through the supply chain and, with the proliferation of wireless technologies, that information is becoming available in real-time. We are helping our customers take advantage of this trend by offering technology solutions that leverage this new information and the mechanisms by which it is delivered.

Solutions
Our solutions are marketed in two suites: (a) the Descartes Delivery Management™ suite; and (b) the Descartes Global Logistics Network™ services suite. The suites are made up of various products and services, some of which form part of both suites. Products or services from both suites can be combined in various permutations to form a solution that helps address a specific delivery challenge a customer may face. This also gives our customers an opportunity to add supply chain services and capabilities as their business needs grow and change.

Our Delivery Management suite helps manufacturers, retailers, distributors and service provider enterprises to reduce logistics costs and decrease lead-time variability for their global shipments and regional operations. In addition, the suite helps companies efficiently use logistics assets while arming the customer service departments of private fleets and contract carriers with information about the location, availability and scheduling of vehicles to better serve clients. Our Delivery Management suite is differentiated by its ability to combine planning, execution, messaging services and performance management into an integrated solution.

Our Global Logistics Network services suite helps transportation and logistics services providers better manage their book-to-bill process, optimize fleet performance, integrate their logistics partners and provide their own customers with value-added logistics technology services. The cornerstone of the suite is the Global Logistics Network — one of the world’s largest multimodal networks of transportation providers, their trading partners and regulatory agencies.

Helping us to develop and support our suites is our Logistics Network Operating System™ (LNOS), built on Microsoft .NET™ standards. LNOS is the foundation or architecture upon which our suites operate, enabling us to integrate our applications and offer solutions which help our customers deliver.

Sales and Distribution
Our sales efforts are primarily directed toward two specific customer markets: (a) manufacturers, retailers, distributors and service provider enterprises; and (b) transportation and logistics services providers. Our sales staff is regionally based. Our sales force is trained to sell across our suites, targeting existing customers and similar distribution-sensitive companies in one of those two specific customer markets. In North America and the United Kingdom, we promote our products primarily through direct sales efforts aimed at existing and potential users of our products. In October 2004, we re-introduced our presence in the Asia Pacific region with a focus on making our channel partners successful. Channel partners for our remaining international operations include distributors, alliance partners and value-added resellers. Business partnerships play a central role in our strategy to address both existing and future customers.

Marketing
Marketing materials are delivered through targeted programs designed to reach our core customer groups. These programs include trade show and user group conferences and exchanges, partner-focused marketing programs, and direct corporate marketing efforts.

In October 2005, we launched The Descartes Challenge™ — a program designed to enable prospective customers to accept our challenge to use one of our Delivery Management suite solutions to help save them money before finally licensing it when savings are achieved.

Significant Events
In March 2005, we announced that our Global User Group Steering Committee included representatives from customers Eastman Kodak, CVS Corporation, The Schwan Food Company, Ferrellgas Partners, U.B.C.R., Kintetsu, Integrated Logistics, Capital Coors, and Ocado Limited. Later in March, we announced the launch of our new Ocean rate management product, Descartes Rate Builder™. We also announced expanded customer relationships with Exel and Hanjin for Ocean Contract Management, and Kuehne & Nagel for Global Air Messaging.

In May 2005, we announced that we had earned a Certificate of Finalist Recognition in the Best Business Turnaround and the Best Turnaround Executive categories in the 2005 International Business Awards.

Later in May we strengthened our management team by adding two industry veterans: Chris Jones and Mark Weisberger. Jones, a former Senior Vice-President in Aberdeen Group’s Value Chain Reserve division, joined us as Executive Vice-President, Solutions & Markets. Weisberger, an enterprise software industry veteran with over 20 years experience specializing in field operations, joined us as Executive Vice-President, Field Operations. In addition, we announced the departure of Bruce Gordon, former Executive Vice-President, Operations.

In June 2005, we announced that resellers in Brazil, Spain, South Africa and Mexico were successfully deploying and selling our delivery and transportation management solutions.

Also in June 2005, we announced that Samsung Electronics Logitech and Tomra Recycling were using our delivery management solutions and that Meridian IQ was using ocean services on our Global Logistics Network.

On June 30, 2005, we announced that we had paid $27.7 million to satisfy all principal amount and interest due under our convertible debentures with cash on maturity, rather than issuing any common shares to satisfy the debentures.

In August 2005, we announced the rollout of new delivery management solutions on our LNOS architecture, including two performance management applications (Descartes Reporting Services™ and Descartes Key Performance Indicators™), and an automatic vehicle locator application (Descartes AVL™). In addition, we announced the availability of new services and enhancements on the Global Logistics Network, including Descartes Local Haulage™, Descartes Multimodal Track & Trace™ and Descartes Rate Builder.

Also in August 2005, we announced the launch of “Descartes Delivers,” a series of educational webcasts designed to teach our customers how to more efficiently and effectively manage the movement of goods across the supply chain using the latest Descartes solutions.

In September 2005, we announced a normal course issuer bid that enables us, if we so choose, to purchase up to an aggregate of 3,067,646 common shares over a period of 12 months ending September 19, 2006 on the Toronto Stock Exchange or NASDAQ Stock Exchange. We are restricted to purchasing no more than 2,035,290 common shares during this period on the NASDAQ stock exchange. We have not made any purchases pursuant to this normal course issuer bid.

In October 2005, we announced that ARC Advisory Group had named us as a Top Provider of Transportation Management Solutions in its Transportation Management Worldwide Outlook publication.

In October and November 2005, we announced various customer relationships, including the renewal of our messaging relationship with Air Canada; Precision Software joining the Global Logistics Network as a customer; Longo Brothers Fruit Markets successfully taking the Descartes Challenge; Schenker implementing our Local Haulage service to help manage pick-up and delivery agents; Cargo Express using our Multimodal Track & Trace solution; and a group of world-leading freight-forwarders engaging us to connect them to local carriers and agents to help monitor the first and last mile of delivery.

In November 2005, we announced enhancements to products and services in our Delivery Management and Global Logistics Network suites available to our existing customers.

In December 2005, we announced that STAPLES® Business Depot™ and other participants in the Supply Chain Network Project™ had selected Descartes’ Delivery Management suite to be used in Canada’s first end-to-end radio frequency identification (RFID) pilot.

Also in December 2005, we announced that Ideal Supply, a Canadian auto parts and electrical products distributor, had successfully taken the Descartes Challenge, identified significant productivity improvements, and was deploying Routing & Scheduling solutions from our Delivery Management suite enterprise-wide.

Also in December 2005, we announced that Eastman Kodak was using our Visibility & Event Management™ solution and Global Logistics Network to improve delivery productivity and performance, and to process more than two million business documents per month.

In January 2006, we announced that our 2006 Global User Group Conference will take place at the Buckhead Sheraton in Atlanta, Georgia, on March 21st and 22nd. The event provides Descartes’ customers with an opportunity to learn how other companies are improving their business performance using our solutions; to understand and provide feedback on future product direction; and to network with peers to share best practices.

In February 2006, we made several customer-related announcements, including Singer Equipment achieving significant savings and improved customer service with Descartes’ MobileLink™ wireless solution; Williams & Associates and Panalpina choosing the Descartes Global Logistics Network as a preferred provider of messaging services; and Canon Europe completing its pilot and signing a longer-term subscription to deploy Descartes’ Visibility & Event Management solution for its European operations.

In February 2006, we announced that industry-leading business development executive Greg Cronin had joined Descartes as Executive Vice President, Business Development & Corporate Strategy. Cronin will be responsible for guiding our global corporate marketing, corporate strategy and business development activities. Also in February, we announced that John Albright had resigned his position on Descartes’ Board of Directors for personal reasons.

On March 2, 2006, we announced that we had entered into a binding bought deal agreement to raise gross proceeds of Canadian $14,940,000 from the sale of 3,600,000 common shares at a price of Canadian $4.15 per share. We have agreed to grant the underwriters an over-allotment option to purchase an additional 540,000 common shares (15% of the offering) at Canadian $4.15 per share. The co-lead underwriters for the offering are GMP Securities L.P. and TD Securities Inc. The offering is scheduled to close on March 21, 2006. We anticipate using the proceeds of the offering for general corporate purposes, potential acquisitions (as yet unidentified) and for working capital. The securities being offered have not, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the US or to, or for the account or benefit of, US persons absent US registration or an applicable exemption from US registration requirements.

CONSOLIDATED OPERATIONS

The following table shows, for the years indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

Year ended	January 31,	January 31,	January 31,
	2006	2005	2004
Total revenues	45.7	46.4	59.8
Cost of revenues	18.1	21.1	19.4
Gross margin	27.6	25.3	40.4
Operating expenses	23.2	42.7	53.6
Acquisition-related expenses	2.9	22.3	5.3
Restructuring costs and asset impairment	(0.2)	14.1	18.8
Income (loss) from operations	1.7	(53.8)	(37.3)
Investment income (expense) net of interest expense	—	(1.2)	(1.8)
Gain on sale of long-term investment	1.4	—	—
Gain on purchase of convertible debentures	—	—	0.9
Income (loss) before income taxes	3.1	(55.0)	(38.2)
Income tax expense	0.1	0.3	0.3
Net income (loss)	3.0	(55.3)	(38.5)

EARNINGS (LOSS) PER SHARE - BASIC AND DILUTED	0.07	(1.36)	(0.84)
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands) BASIC DILUTED	40,711 41,596	40,706 40,706	45,951 45,951

Other Pertinent Information:
Total assets	46.8	72.6	128.7
Convertible debentures	—	27.0	27.0

Total revenues consist of services revenues and license revenues. Services revenues principally comprise the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the term of the maintenance or subscription period. License revenues derive from licenses granted to our customers to use our software products.

Our May 2004 restructuring initiative, described in Note 8 to the Consolidated Financial Statements for 2006, and related events had a significant effect on our revenues in 2006 and 2005, beginning with the quarter ended July 31, 2004. In general, revenues declined as we reduced our sales force, concentrated on our existing customers and our services-based business model and tempered our pursuit of new license transactions.

The following table provides additional analysis of our services and license revenues (in millions of dollars and as a proportion of total revenues) generated over each of the years indicated:

Year ended	January 31,	January 31,	January 31,
	2006	2005	2004
Services revenues	40.8	41.8	48.9
Percentage of total revenues	89%	90%	82%

License revenues	4.9	4.6	10.9
Percentage of total revenues	11%	10%	18%
Total revenues	45.7	46.4	59.8

Our services revenues were $40.8 million, $41.8 million and $48.9 million in 2006, 2005 and 2004, respectively. The decline in our 2006 services revenues from 2005 was primarily due to decreased revenues from maintenance and professional services related to our routing and scheduling solutions. The principal contributor to this decline was the conclusion of previously undertaken larger scale projects and decreased deal activity in prior quarters resulting in fewer newly initiated projects, along with the non-renewal of maintenance from some smaller customers on our older routing and scheduling solutions. Additionally, services revenues declined due to the loss of certain customers on our network services, largely in our legacy Visibility services and business document exchange services. While we experienced some price pressure in our logistics messaging business, it was not a significant contributor to the difference in revenues.

The decline in our 2005 services revenues from 2004 was primarily due to the loss of certain customers on our network services, largely in our legacy Visibility services and business document exchange services. These customer losses resulted from various factors including customers deciding to perform the services in-house (and, in some cases, switching to alternative providers of such services) as well as our own decision to terminate certain unprofitable customer relationships. Additionally, in the final three quarters of 2005, revenues from professional services related to the implementation of our routing and scheduling solutions decreased due to the conclusion of previously undertaken larger scale projects and decreased deal activity in those quarters resulting in fewer newly initiated projects. In the final two quarters of 2005, we focused on transitioning our business to a services-based model that improved our opportunity to demonstrate the value of our products to our end-users. This emphasis resulted in the development of new services revenues in this period, partially offsetting the decline in 2005 total services revenues.

Our services revenues are dependent on the number of shipments being moved by our customers and, accordingly, our services revenues are somewhat subject to seasonal shipment volume trends across the various modes of transportation (i.e. air, ocean, truck) we serve. In our first fiscal quarter, we historically have seen lower shipment volumes in air and truck which impact the aggregate number of transactions flowing through our business document exchange. In our second fiscal quarter, we historically have seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period. In the third quarter, we typically see shipment and transactional volumes at their highest. In the fourth quarter, the various international holidays impact the aggregate number of shipping days in the quarter, and historically have seen this adversely impact the number of transactions our network processes.

Our license revenues were $4.9 million, $4.6 million and $10.9 million in 2006, 2005 and 2004, respectively. The increase in 2006 license revenues from 2005 is due to our continued success in licensing the products in our Delivery Management suite to manufacturers, retailers, distributors, and service provider enterprises.

The decline in our 2005 license revenues from 2004 is the result of our focus on a services-based business model. In addition, historically our license revenues have principally derived from new transactions with customers. With the downsizing of our global sales force in 2005, fewer new transactions were concluded globally.

As a percentage of total revenues, our services revenues were 89%, 90% and 82% in 2006, 2005 and 2004, respectively. Our services revenues as a percentage of total revenues in 2006 were relatively unchanged from 2005 as we continued to focus in 2006 on our services-based business model rather than the generation of license revenues.

The higher proportion of services revenues in 2005 compared to 2004 was a consequence of our increased focus on being a services organization, rather than a company primarily focused on license revenues. In addition, our focus in 2005 was on serving our existing customer base, which typically produces services revenues, as compared to selling to new customers where initial license revenues are a typical part of the new relationship.

We operate in one business segment providing on-demand, software-as-a-service logistics technology solutions. The following table provides additional analysis of our segmented revenues by geographic areas of operation (in millions of dollars):

Year Ended	January 31,	January 31,	January 31,
	2006	2005	2004
Americas	31.5	32.9	40.7
Percentage of total revenues	69%	71%	68%

Europe, Middle-East and Africa (“EMEA”)	12.4	11.1	14.3
Percentage of total revenues	27%	24%	24%

Asia Pacific	1.8	2.4	4.8
Percentage of total revenues	4%	5%	8%
Total revenues	45.7	46.4	59.8

Revenues from the Americas region were $31.5 million, $32.9 million and $40.7 million in 2006, 2005 and 2004, respectively, and have remained at a fairly consistent level over these periods as a percentage of total revenues. The decrease in the dollar amount of revenue from 2004 to 2006 is primarily attributable to lower license revenues, along with the lower business document exchange revenues, maintenance revenues and professional services revenues as described above.

Revenues from the EMEA region were $12.4 million, $11.1 million and $14.3 million in 2006, 2005 and 2004, respectively. The increase in revenues in 2006 from 2005 is primarily due to stronger license revenues in this region during the second and third quarters of 2006, principally from deals involving our routing and scheduling solutions in our Delivery Management suite.

The decrease in the dollar amount of revenues in 2005 from 2004 was primarily due to general softness for technology sales in this market, as well as the loss of some recurring contracts over that period.

Revenues from the Asia Pacific region were $1.8 million, $2.4 million and $4.8 million in 2006, 2005 and 2004, respectively, and have declined over these periods as a percentage of total revenues. The dollar amount of revenues for the Asia Pacific region for 2006 decreased compared to both 2005 and 2004 largely due to the reduction in our sales force in this region that occurred during the second quarter of 2005.

The following table provides additional analysis of cost of revenues (in millions of dollars) and the related gross margins for the years indicated:

Year ended	January 31,	January 31,	January 31,
	2006	2005	2004
Services
Services revenues	40.8	41.8	48.9
Cost of services revenues	17.1	20.2	17.9
Gross margin	23.7	21.6	31.0
Gross margin percentage	58%	52%	63%
License
License revenues	4.9	4.6	10.9
Cost of license revenues	1.0	0.9	1.5
Gross margin	3.9	3.7	9.4
Gross margin percentage	80%	80%	86%
Total
Revenues	45.7	46.4	59.8
Cost of revenues	18.1	21.1	19.4
Gross margin	27.6	25.3	40.4
Gross margin percentage	60%	55%	68%

Cost of services revenues consists of internal costs of running our systems and applications as well as the cost of salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support.

Gross margin percentage for service revenues were 58%, 52% and 63% in 2006, 2005 and 2004, respectively. The increase in gross margin in 2006 from 2005 was primarily due to cost reductions achieved in running our network and providing our services.

The lower services revenues in 2005 contributed to the lower gross margin in 2005 compared to 2004, as the costs of operating our network consist predominately of fixed costs. In addition, higher costs associated with third-party professional service providers incurred during the first two quarters of 2005 contributed to the lower gross margin percentage in 2005.

Cost of license revenues consists of costs related to our sale of third-party software, such as third-party license fees, referral fees and/or royalties.

Gross margin percentage for license revenues were 80% in 2006 and 2005 and 86% in 2004. The decline was principally the result of higher third-party software costs on license transactions completed during 2004.

Operating expenses (consisting of sales and marketing, research and development and general and administrative expenses) were $23.2 million, $42.7 million and $53.6 million for 2006, 2005 and 2004, respectively. The decline is primarily the result of efficiencies generated by our cost reduction initiatives commenced in the second quarter of 2005.

The following table provides additional analysis of operating expenses (in millions of dollars) for the years indicated:

Year ended	January 31,	January 31,	January 31,
	2006	2005	2004
Total revenues	45.7	46.4	59.8

Sales and marketing expenses	8.5	18.2	31.8
Percentage of total revenues	19%	39%	53%

Research and development expenses	7.0	10.4	9.4
Percentage of total revenues	15%	22%	16%

General and administrative expenses	7.7	14.1	12.4
Percentage of total revenues	17%	30%	21%
Total operating expenses	23.2	42.7	53.6

Sales and marketing expenses include salaries, commissions and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses as a percentage of total revenues were 19%, 39% and 53% in 2006, 2005 and 2004, respectively. The decrease from 2004 to 2006 was primarily attributable to the large reduction in our sales force and marketing department in connection with our restructuring initiative commenced in the second quarter of 2005.

Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities as well as costs for third-party outsourced development providers. We expensed all costs related to research and development in the past three years. Research and development expenses were $7.0 million for 2006, a decline of 33% from expenses of $10.4 million in 2005. The decrease in research and development expenses for 2006 compared to 2005, was primarily attributable to the cancellation of a larger consulting contract with a third party to outsource certain product development overseas.

The increase in research and development costs for 2005 compared to 2004 was primarily attributable to a termination penalty associated with the cancellation of a product development agreement with an outsourcing provider, as well as an increased investment in the development of our supply chain solutions.

General and administrative expenses consist primarily of salaries and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative costs were $7.7 million, $14.1 million and $12.4 million in 2006, 2005 and 2004, respectively. The decrease in general and administrative expenses in 2006 as compared to 2005 is primarily attributable to efficiency gains from our cost reduction initiatives commenced in the second quarter of 2005. Additionally, general and administrative expenses in 2005 included severance costs of approximately $1.5 million that were incurred primarily relating to the departure of various members of the previous senior management team, a charge for defense costs related to a class action lawsuit (which lawsuit was settled in-principle in the third quarter of 2005 and finally approved by the court in the third quarter of 2006) and higher directors’ and officers’ liability insurance premiums.

The increase in 2005 from 2004 was primarily attributable to severance costs of approximately $1.5 million included in 2005 relating to the departure of certain members of senior management. Additionally, general and administrative expenses increased in 2005 due to the reserve for defense costs related to the class action lawsuit

(which lawsuit was settled in-principle in the third quarter of 2005 and finally approved by the court in the third quarter of 2006), increased directors’ and officers’ liability insurance premiums over the second half of 2005, and an increase in professional fees in the second quarter of 2005.

Acquisition-related expenses include amortization and impairments of goodwill and intangible assets acquired on business combinations that we have completed to date. Acquisition-related expenses were $2.9 million, $22.3 million, and $5.3 million for 2006, 2005 and 2004, respectively. The following table provides an additional analysis of acquisition-related expenses for the years indicated (in millions of dollars):

Year ended	January 31,	January 31,	January 31,
	2006	2005	2004
Amortization of intangible assets	2.7	4.1	5.3
Impairment of goodwill	0.2	18.2	—
Total acquisition-related expenses	2.9	22.3	5.3

Amortization of intangible assets includes customer agreements and relationships, non-compete covenants, existing technologies and trade names associated with acquisitions completed by us to date. Intangible assets with a finite life are amortized to income over their useful life. The amount of amortization expense in a fiscal period is dependent on our acquisition activities as well as our asset impairment tests. Amortization of intangible assets was $2.7 million, $4.1 million and $5.3 million in 2006, 2005 and 2004, respectively. The decrease in amortization expense relates to several components of our acquired intangible assets that are now fully amortized. As of January 31, 2006, the unamortized portion of intangible assets amounted to $1.4 million.

We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related cash flows. No finite life intangible asset impairment has been identified or recorded for any of the fiscal years reported.

In addition to annual impairment tests, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets,” we perform a quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount and, if so, we perform a goodwill impairment test between the annual dates. Due to various events and changes in circumstances publicly announced in May 2004 that reduced our fair value as of April 30, 2004, we performed an interim impairment test for the first quarter of 2005 and determined that book value was significantly in excess of enterprise value and that the entire remaining recorded goodwill was impaired. Accordingly, a goodwill impairment charge of $18.0 million was recorded in the first quarter of 2005. Subsequently, certain earn-out payments related to the acquisition of Tradevision in 2003 have been recorded as goodwill impairment charges of $0.1 million each in each of the second quarter of 2005, the fourth quarter of 2005, the second quarter of 2006, and the fourth quarter of 2006 as these final payments come due under the purchase price earn-out arrangement agreed to as part of the acquisition.

As of January 31, 2006, there was no goodwill recorded on our balance sheet. Accordingly, we are no longer performing tests for impairment of goodwill. If any goodwill is recorded in future periods as a result of acquisitions or otherwise, we will resume our annual goodwill impairment tests on October 31st of each year. In addition, we will perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount, and, if so, we will perform a goodwill impairment test between the annual dates. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

Restructuring costs and asset impairment were ($0.2) million, $14.1 million and $18.8 million in 2006, 2005 and 2004, respectively, relating to the restructuring plans described in Note 8 to the Consolidated Financial Statements for 2006. Our primary reason for initiating these restructuring initiatives was to align our cost structure with our services-based revenue model and to streamline our corporate operations. As of January 31, 2006, activities under all restructuring initiatives are completed, including a 45% reduction in our global workforce, with the remaining restructuring provision of $0.6 million to be drawn down over time as cash is paid in connection with ongoing restructured contracts, such as closed office leases. We do not currently expect any significant additional restructuring expenses in connection with any of our restructuring initiatives. A summary of the provisions under the May 2003 and May 2004 restructuring initiatives and drawdowns during 2006 is in the following table (in thousands of dollars):

	Provision as at January 31, 2005	Revisions During 2006	Cash Drawdowns During 2006	Remaining Provision as at January 31, 2006
May 2003
Office closure costs	1,157	(137)	(467)	553
May 2004
Workforce reduction	136	(7)	(129)	—
Office closure costs	441	(77)	(276)	88
	1,734	(221)	(872)	641

During 2006, we had net favourable revisions to our restructuring provisions totaling $0.2 million related primarily to the sublease of certain offices.

Our restructuring provisions were drawn-down in 2006 as a result of cash payments related to these initiatives of $0.9 million.

During 2005, we incurred initial charges relating to our May 2004 restructuring initiative and additional revisions to each of our restructuring initiatives of cumulatively $14.1 million, composed of $4.8 million for workforce reduction, $3.5 million for office closure costs and $5.8 million for redundant assets.

Our restructuring provisions were drawn-down in 2005 as a result of cash payments related to these initiatives of $7.3 million and a non-cash write-off of redundant assets in connection with the May 2004 initiative of $5.8 million, relating primarily to software, hardware and office-related assets.

During 2004, we incurred aggregate restructuring charges and revisions of $18.8 million, broken down into workforce reduction expenses of $8.1 million, office closure costs of $6.4 million, redundant asset write-offs of $1.8 million, data center consolidations of $0.9 million and network system consolidations of $1.6 million. Restructuring provisions were drawn-down in 2004 as a result of cash payments related to these initiatives of $17.2 million and a non-cash write-off of redundant assets in connection with the May 2003 and June 2002 initiatives of cumulatively $1.8 million, relating primarily to software, hardware and office-related assets.

Investment income (expense) net of interest expense was nil in 2006 compared to an expense of $1.2 million and $1.8 million in 2005 and 2004, respectively. The decrease in investment income (expense) net of interest expense in 2006 from 2005 is principally a result of us repaying our convertible unsecured debentures on maturity in June 2005, thereby eliminating an ongoing interest expense obligation. The convertible debentures are discussed in more detail in Note 9 to the Consolidated Financial Statements for 2006. The decrease in 2005 from 2004 is attributable to a decrease in investment income caused by declining yields from cash, cash equivalents and marketable securities as well as lower investment balances as a result of cash usage, compared to the higher

5.5% fixed interest rate on our outstanding convertible debentures, discussed in more detail in Note 9 to the Consolidated Financial Statements for 2006.

Gain on sale of long-term investment of $1.4 million relates to sales during the first and second quarters of 2006 of our entire investment in Ocado, a UK online grocer, for approximately $4.7 million relative to its carrying value of $3.3 million. Coincident with the disposition of the investment in the second quarter of 2006, we licensed certain software technology to Ocado and extended our existing ongoing maintenance relationship.

Gain on purchase of convertible debentures was nil in 2006 and 2005 and $0.9 million in 2004. The gain in 2004 resulted from our purchase of $45.0 million principal amount of our convertible debentures during 2004, as further described in Note 9 to the Consolidated Financial Statements for 2006.

Income tax expense was $0.1 million in 2006 and $0.3 million for each of 2005 and 2004. No deferred tax asset has been recorded to date as we have provided a valuation allowance for the full amount of the benefit. In determining the valuation allowance, we consider factors by taxing jurisdiction including the estimated taxable income, the history of losses for tax purposes and tax planning strategies, among others. A change to any of these factors could impact the estimated valuation allowance and income tax expense in future periods.

Overall, we generated net income of $3.0 million in 2006, compared to losses in 2005 and 2004 of $55.3 million and $38.5 million, respectively. The improvement in net income in 2006 from 2005 is principally attributable to the efficiencies gained from our restructuring initiatives commenced in the second quarter of 2005 as well as the inclusion of a $14.1 million charge for restructuring costs and asset impairment and an $18.2 million goodwill impairment charge in 2005.

The increase in the loss between 2005 and 2004 is primarily attributable to the charges related to the impairment of goodwill and to lower revenues, and was partially offset by lower operating and restructuring expenses.

QUARTERLY OPERATING RESULTS

The following tables provide an analysis of our unaudited operating results (in thousands of dollars, except per share and number of share amounts) for each of the quarters ended on the date indicated:

	April 30,	July 31,	October 31,	January 31,	Total
	2005	2005	2005	2006	2006

Revenues	11,306	11,428	11,487	11,508	45,729
Gross margin	6,490	6,829	6,964	7,319	27,602
Operating expenses	5,749	5,916	5,800	5,746	23,211
Net income	465	929	629	966	2,989
Basic and diluted earnings per share	0.01	0.02	0.02	0.02	0.07
Weighted average shares outstanding (thousands):
Basic	40,706	40,706	40,709	40,721	40,711
Diluted	41,463	41,653	41,667	42,217	41,596

	April 30,	July 31,	October 31,	January 31,	Total
	2004	2004	2004	2005	2005

Revenues	13,256	11,065	11,045	11,029	46,395
Gross margin	7,791	5,173	6,334	6,044	25,342
Operating expenses	16,781	13,163	7,064	5,708	42,716
Loss	(28,943)	(22,699)	(2,730)	(959)	(55,331)
Basic and diluted loss per share	(0.71)	(0.56)	(0.07)	(0.02)	(1.36)
Weighted average shares outstanding (thousands): Basic and diluted	40,706	40,706	40,706	40,706	40,706

Our May 2004 restructuring initiative, described in Note 8 to the Consolidated Financial Statements for 2006, had a significant effect on our quarterly operating results, beginning with the second quarter of 2005. Revenues declined as we reduced our sales force, concentrated on our existing customers and our services-based business model, and tempered our pursuit of new license transactions. In addition, beginning in the third quarter of 2005, our operating expenses were significantly reduced as a result of this restructuring initiative.

Our losses over the quarters detailed in the table above have also been impacted by significant charges in particular quarters. In the second quarter of 2004, we incurred a restructuring charge of $7.3 million in connection with our May 2003 restructuring initiative described in Note 8 to the Consolidated Financial Statements for 2006. In the first quarter of 2005, we incurred a goodwill impairment charge of $18.0 million. In connection with the May 2004 restructuring initiative, we incurred an $11.7 million charge for restructuring costs and asset impairment in the second quarter of 2005.

Our net income in the first and second quarters of 2006 benefited from a $1.4 million gain on the sale of our entire long-term investment in Ocado.

As we were profitable for the first time in the first quarter of 2006, the number of common shares used in the diluted earnings per share calculation increased as a result of the dilutive effect of employee stock options.

In the fourth quarter of 2006, we continued our focus on growing earnings by ensuring our operating expenses were below our visible and recurring contracted revenues. Revenues increased slightly in the quarter, principally due to increased network traffic through our Global Logistics Network. We were able to gain additional cost efficiencies in the infrastructure we use to deliver our network services, which assisted in strengthening our fourth quarter gross margin and net income.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations, long-term borrowings and sales of debt and equity securities. On June 30, 2005, we paid $27.7 million in principal and interest to satisfy all of our outstanding convertible debentures on their maturity. As of January 31, 2006, we had $33.0 million in cash, cash equivalents and marketable securities, and $3.9 million in available lines of credit. On March 2, 2006, we announced that we had entered into a binding bought deal agreement to raise gross proceeds of Canadian $14,940,000 from the sale of 3,600,000 common shares at a price of Canadian $4.15 per share. We have agreed to grant the underwriters an over-allotment option to purchase an additional 540,000 common shares (15% of the offering) at Canadian $4.15 per share. The offering is scheduled to close on March 21, 2006. We anticipate using the proceeds of the offering for general corporate purposes, for potential acquisitions (as yet unidentified) and for working capital.

We believe that, considering the above, we have sufficient liquidity to fund our current operating requirements. Should additional future financing be undertaken, the proceeds from any such transaction could be utilized to fund strategic transactions, for reducing debt, or for general corporate purposes. We may, from time to time, consider selective strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake a financing transaction in connection with such a potential strategic transaction.

To the extent that our non-Canadian subsidiaries have earnings, our intention is that these earnings be re-invested in the subsidiary indefinitely. Accordingly, to date we have not encountered legal or practical restrictions on the abilities of our subsidiaries to repatriate money to Canada, even if such restrictions may exist in respect of certain foreign jurisdictions where we have subsidiaries. Accordingly, to the extent there are restrictions, they have not had a material effect on the ability of our Canadian parent to meet its financial obligations.

The table set forth below provides a summary statement of cash flows for the years indicated in millions of dollars:

Year ended	January 31,	January 31,	January 31,
	2006	2005	2004
Cash provided by (used in) operating activities	7.9	(15.0)	(32.6)
Additions to capital assets	(1.2)	(1.1)	(5.8)
Sale of long-term investment	4.7	—	—
Acquisition of subsidiary	(0.2)	(0.2)	(0.3)
Purchase of convertible debentures	—	—	(43.3)
Repayment of convertible debentures	(27.0)	—	—
Purchase of common shares	—	—	(27.2)
Issuance of common shares	—	—	0.2
Net change in cash and cash equivalents and marketable securities	(15.8)	(16.3)	(109.0)
Cash and cash equivalents and marketable securities, beginning of year	48.8	65.1	174.1
Cash and cash equivalents and marketable securities, end of year	33.0	48.8	65.1

Cash provided by (used in) operating activities was $7.9 million, ($15.0) million and ($32.6) million for 2006, 2005 and 2004, respectively. The increase in cash provided by operating activities in 2006 as compared to 2005 was principally due to improved operating performance in 2006, lower cash used in restructuring activities and continued improvements in collections from customers.

The decrease in cash used in operating activities in 2005 from 2004 was principally due to stronger cash collections and improved operating performance. Included in the cash used in operating activities in 2005 was $7.3 million of cash payments directly related to our restructuring initiatives, $1.5 million for our semi-annual debenture interest and $6.2 million for cash used in other operating activities.

Additions to capital assets of $1.2 million in 2006 were primarily composed of the acquisition of $0.8 million of computer hardware from the buyout of certain operating leases. Other additions in 2006 were mainly investments in computing equipment and software to support our global operations.

Sale of long-term investment of $4.7 million represents the $1.2 million sale of 22% of our investment in Ocado in the first quarter of 2006 and the sale of the remaining investment in the second quarter of 2006 for $3.5 million. Coincident with the sale of the remainder of the investment in the second quarter of 2006, we licensed certain software technology to Ocado and extended our existing ongoing maintenance relationship.

Acquisition of subsidiary of $0.2 million represents ‘earn-out’ payments related to the acquisition of Tradevision. The remaining potential purchase price earn-out payable by us to the vendors is $0.1 million.

Purchase of convertible debentures. In 2004, we purchased for cancellation $45.0 million aggregate principal amount of our debentures through a wholly owned subsidiary for $43.3 million, including costs associated with the offer.

Repayment of convertible debentures represents the June 30, 2005 payment of $27.0 million in satisfaction of the principal portion of all of the outstanding convertible debentures on their maturity.

Purchase of common shares. In July 2003, we purchased for cancellation 11,578,000 of our common shares for an aggregate cost of $27.2 million, including costs associated with the offer. As of March 5, 2006, there were 40,724,350 shares issued and outstanding.

Issuance of common shares represents the proceeds from the issuance of common shares on the exercise of granted stock options. In 2004, 59,300 stock options were exercised for proceeds of $0.2 million.

Working capital. As of January 31, 2006, our current assets exceed our current liabilities by $30.9 million. Current assets include $27.6 million of cash and cash equivalents, $5.4 million in short-term marketable securities and $5.2 million in current trade receivables. Our working capital has increased since January 31, 2005 by $9.6 million, principally as a result of an increase in cash generated from operations.

Cash and cash equivalents and marketable securities. Cash and cash equivalents include short-term deposits and marketable debt securities with original maturities of three months or less. Short-term marketable securities are composed of debt securities maturing between three and 12 months from the balance sheet date. Debt securities are marked-to-market with the resulting gain or loss included in other comprehensive income (loss). Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper, and in investment-grade Dividend Received Deduction (“DRD”) eligible securities issued by US corporations.

Our investments in marketable securities are governed by our Investment Policy Guidelines as approved by the Board of Directors. The policy stipulates a conservative investment philosophy whereby all maturing investments are re-invested in AAA-rated marketable securities and, to the extent deemed necessary to avoid adverse tax consequences, in DRD eligible securities. As of January 31, 2006, all funds were invested in AAA-rated investments.

As of January 31, 2006, 84% of the total cash and investment portfolio was in interest-bearing cash deposits and 16% was in short-term marketable securities. The table below provides an analysis of our consolidated holdings of cash and investments in millions of dollars with their credit ratings as of January 31, 2006:

	Standard & Poor’s Rating	Percentage of Total	Total Dollar Amount
Interest-bearing cash deposits	—	84%	27.6
Marketable securities	AAA	16%	5.4
		100%	33.0

COMMITMENTS, CONTINGENCIES, GUARANTEES AND
VARIABLE INTEREST ENTITIES

Commitments
To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating lease obligations and our purchase obligation as of January 31, 2006:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Operating lease obligations	1.5	2.0	0.6	0.1	4.2
Purchase obligation	0.2	0.1	-	-	0.3
	1.7	2.1	0.6	0.1	4.5

Operating Lease Obligations
We are committed under noncancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2012. The future minimum amounts payable under these lease agreements are described in the chart above.

We have remaining obligations related to the exit of various real property leases in connection with our restructuring activities. Some of these leases have outstanding balances pending full and final resolution and settlement of such lease obligations with the applicable lessor. The aggregate outstanding restructuring provision related to these leases is $0.6 million.

Purchase Obligation
We are committed under a noncancelable hosting agreement to procure various information technology hosting and co-location services over the next two years. The future minimum amounts payable under this hosting agreement are described in the chart above.

Contingencies
In November 2004, we commenced private arbitration proceedings in Ontario against a supplier of hosting services to recover damages relating to that supplier’s invoicing of fees in excess of the contractual agreement and refusal to deliver working source code for technology purchased from the supplier. At this time, the arbitration is in its initial stages. The arbitration proceedings are subject to a confidentiality undertaking between the parties.

We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

Business combination agreements
In connection with our agreement to acquire Tradevision in fiscal 2003, we agreed to pay additional purchase price based on revenues derived from the acquired entity. The maximum amount remaining to be paid under that agreement is $0.1 million. The final payment is expected to be paid in the second quarter of 2007.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations on our financial statements.

Guarantees
In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). The following lists our significant guarantees:

Intellectual property indemnification obligations
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license agreement with our customer, which license term is typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements and leasing transactions. These indemnifications require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability for the guarantees or indemnities described above on our financial statements.

Variable Interest Entities
In December 2003, FASB issued Interpretation No. 46R (“FIN 46R”), a revision to Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R became effective in 2005. The adoption of FIN 46R did not have a material impact on our financial statements, as we do not have any interests in variable interest entities in which we would be considered to be the primary beneficiary.

OUTSTANDING SHARE DATA

We have an unlimited number of common shares authorized for issuance. As of March 5, 2006, we had 40,724,350 common shares issued and outstanding.

In September 2005, we announced the commencement of a normal course issuer bid that enables us to purchase, if and when we choose from time to time on the Toronto Stock Exchange or Nasdaq Stock Exchange, up to an aggregate of 3,067,646 common shares over a period of 12 months ending September 19, 2006. We are restricted to purchasing no more than 2,035,290 common shares during this period on the Nasdaq Stock Exchange. We have not purchased any common shares pursuant to this normal course issuer bid.

We also have a shareholder-approved stock option plan and other option plans that were assumed or adopted in connection with various previously completed acquisitions. As of March 5, 2006, there were 4,874,517 options issued and outstanding, and 1,747,141 remaining available for grant pursuant to these plans.

On November 30, 2004, we announced that our Board of Directors had adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide the Board of Directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of Descartes. The Rights Plan was approved by the Toronto Stock Exchange and was approved by our shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004, and has an initial term of three years. The Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

On March 2, 2006, we announced that we had entered into a binding bought deal agreement to raise gross proceeds of Canadian $14,940,000 from the sale of 3,600,000 common shares at a price of Canadian $4.15 per share. We have agreed to grant the underwriters an over-allotment option to purchase an additional 540,000 common shares (15% of the offering) at Canadian $4.15 per share. The co-lead underwriters for the offering are GMP Securities L.P. and TD Securities Inc. The offering is scheduled to close on March 21, 2006. We anticipate using the proceeds of the offering for general corporate purposes, for potential acquisitions (as yet unidentified) and for working capital.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our financial statements and accompanying notes are prepared in accordance with US GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition or results of operation. Our significant accounting policies are discussed in Note 2 to the Consolidated Financial Statements for 2006.

Our management has discussed the development, selection and application of our critical accounting policies with the audit committee of the Board of Directors. In addition, the Board of Directors has reviewed the disclosures in this MD&A.

The following discusses the critical accounting estimates and assumptions that management has made under these policies and how they affect the amounts reported in the 2006 consolidated financial statements:

Revenue recognition
In recognizing revenue, we make estimates and assumptions on factors such as the probability of collection of the revenue from the customer, whether the sales price is fixed or determinable, the amount of revenue to allocate to individual elements in a multiple element arrangement, and other matters. We make these estimates and assumptions using our past experience, taking into account any other current information that may be relevant. These estimates and assumptions may differ from the actual outcome for a given customer which could impact operating results in a future period.

Long-Lived Assets
We test long-lived assets for recoverability when events or changes in circumstances indicate evidence of impairment.

In connection with business acquisitions that we have completed, we identify and estimate the fair value of net assets acquired, including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Our impairment analysis contains estimates due to the inherently judgmental nature of forecasting long-term estimated cash flows and determining the ultimate useful lives of assets. Actual results will differ, which could materially impact our impairment assessment.

In the case of goodwill, we test for impairment at least annually at October 31 of each year and at any other time if any event occurs or circumstances change that would more likely than not reduce our enterprise value below our carrying amount. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Litigation
We are currently involved in litigation that is described in the Commitments, Contingencies, Guarantees and Variable Interest Entities section of this MD&A and in Note 10 to the Consolidated Financial Statements for 2006. We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. We make certain judgments and estimates relating to potential future gains or losses that will ultimately be resolved when one or more future events occur or fail to occur, and the likelihood of such events occurring or failing to occur. To the extent that any litigation, claims or suits are not resolved in our favor and result in us being required to pay an amount in excess of what we provided for in the financial statements, we would be required to record, against earnings, such excess at that time. If the resolution resulted in a gain, or a loss less than that provided for, such gain would be recognized when received or receivable.

Income Taxes
We believe that we have adequately provided for income taxes based on all of the information that is currently available. Tax filings are subject to audits, which could materially change the amount of current and future income tax assets and liabilities. As outlined in Note 14 to the Consolidated Financial Statements for 2006, we have recorded a valuation allowance for the full amount of our net deferred tax assets, resulting in no deferred tax asset being recorded on our balance sheet. Any change to the valuation allowance of the deferred tax asset would result in an income tax recovery on the statement of operations. If we achieve a consistent level of profitability the likelihood of recording a deferred tax asset for some portion of the losses incurred in prior periods in one of our business jurisdictions will increase.

CHANGES IN ACCOUNTING POLICIES

Stock-based compensation
At January 31, 2006, we had various stock-based employee compensation plans, which are described more fully in Note 13 to the Consolidated Financial Statements for 2006. We account for those plans in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related Interpretations. No stock-based employee compensation cost is reflected in income (other than those options that relate to a certain acquisition), as no options granted under those plans had an exercise price less than the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure an amendment of FASB Statement No. 123” for the periods indicated (in thousands of dollars, except per share data):

Year Ended	January 31,	January 31,	January 31,
	2006	2005	2004
Net income (loss) - As reported	2,989	(55,331)	(38,493)
Add: Stock-based compensation - As reported	136	137	171
Less: Total stock-based compensation expense determined under the fair value based method for all awards	(1,341)	(1,874)	(5,458)
Net income (loss) - Pro forma	1,784	(57,068)	(43,780)

Earnings (loss) per share - Basic and diluted
As reported	0.07	(1.36)	(0.84)
Pro forma	0.04	(1.40)	(0.95)

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model with the following assumptions:

Year Ended	January 31,	January 31,	January 31,
	2006	2005	2004
Black-Scholes weighted average assumptions:
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility	67.0%	68.0%	83.0%
Risk-free rate	3.4%	3.6%	3.9%
Expected option life in years	5.0	4.4	4.0
Weighted average fair value per option	$1.20	$0.84	$1.64

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, FASB issued Interpretation No. 46R (“FIN 46R”), a revision to Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”. FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R became effective in 2005. The adoption of FIN 46R did not have a material impact on our financial statements, as we do not have any interests in variable interest entities in which we would be considered to be the primary beneficiary. In March 2005, the FASB issued FASB Staff Position (“FSP”) No. 46(R)-5, “Implicit Variable Interests under FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities” (“FSP FIN 46R-5”). FSP FIN 46R-5 provides guidance for a reporting enterprise on whether it holds an implicit variable interest in variable interest entities (“VIEs”) or potential VIEs when specific conditions exist. This FSP will become effective in 2007.

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004) “Share Based Payment” (“FAS 123R”). FAS 123R requires all entities to recognize compensation expense in an amount equal to the fair value of share- based payments. On April 14, 2005, the SEC amended the compliance date for FAS 123R to require SEC registrants to implement FAS 123R for their first fiscal year commencing after June 15, 2005 (which, for us, would be fiscal 2007). Absent any further pronouncements impacting the effective date of FAS 123R, we currently intend to adopt FAS 123R in 2007 using the modified prospective approach, as allowed under the transitional methods of FAS 123R. We expect such adoption to result in a compensation expense of approximately $1 million in 2007 based on the options outstanding at January 31, 2006. Additional stock options granted after January 31, 2006 will be accounted for at fair value and will result in additional compensation expense.

In March 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payments” (“SAB 107”). SAB 107 provides the SEC staff position regarding the application of FAS 123R. SAB 107 contains interpretive guidance related to the interaction between FAS 123R and certain SEC rules and regulations, as well as provides the SEC staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 also highlights the importance of disclosures made related to the accounting for share-based payment transactions. We are currently evaluating SAB 107 and will be incorporating it as part of our adoption of FAS 123R.

In December 2004, the FASB issued SFAS 153, “Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29” (“FAS 153”). FAS 153 eliminates the exception for nonmonetary exchanges of similar productive assets, which were previously required to be recorded on a carryover basis rather than a fair value basis. Instead, this statement provides that exchanges of nonmonetary assets that do not have commercial substance be reported at carryover basis rather than a fair value basis. A nonmonetary exchange is considered to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of FAS 153 is not expected to have a material impact on our financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“FAS 154”), which replaces APB Opinion No. 20, “Accounting Changes,, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28.” FAS 154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. FAS 154 requires retrospective application to prior period financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. FAS 154 also requires certain disclosures for restatements due to correction of an error. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and is required to be adopted by us in the first quarter of fiscal 2007. The impact that the adoption of FAS 154 will have on our consolidated results of operations and financial condition will depend on the nature of future accounting changes adopted by us and the nature of transitional guidance provided in future accounting pronouncements.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005 and is required to be adopted by us in the first quarter of fiscal 2007. We are currently evaluating the effect that the adoption of FSP 115-1 will have on our consolidated results of operations and financial condition but we do not expect it to have a material impact.

DISCLOSURE CONTROLS

As of the end of the period covered by this MD&A, our Chief Executive Officer and the Chief Financial Officer evaluated our disclosure controls and procedures and, based upon that review and evaluation, concluded that those disclosure controls and procedures were effective.

FISCAL 2007 OUTLOOK

This section discusses our outlook for 2007 as of the date of this MD&A, and contains forward-looking statements.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation, or the freight market in general, include legal and regulatory requirements; timing of contract renewals between our customers and their own customers; seasonal-based tariffs; vacation periods applicable to particular shipping or receiving nations; weather-related events that impact shipping in particular geographies (such as Hurricane Katrina in the United States); and amendments to international trade agreements.

In the fourth quarter and year ended January 31, 2006 our services revenues comprised approximately 90% and 89%, respectively, of our total revenues for these periods, with the balance being license revenues. We anticipate that our revenues for 2007 will again remain predominantly services revenues, fueled by our Global Logistics Network and continued migration of customers using our legacy license-based products to our services-based LNOS architecture. We do, however, anticipate maintaining the flexibility to license our products to those customers who prefer to buy the products in that fashion. License revenue is particularly generated by products in our Delivery Management suite. Further to recent investments in our sales and marketing functions, we anticipate our focus on sales of these solutions will accelerate in 2007 and this may result in the proportion of license revenues to services revenues increasing.

In 2007, we intend to manage our business with our operating expenses at a level below our visible and recurring revenues. We believe that our existing services infrastructure provides us with opportunities to increase our services gross margin if aggregate services revenues increase above their 2006 levels. In addition, we intend to maintain the flexibility in our business model to enable our customers to elect to license technology rather than subscribe to services, though we intend to manage and plan cost levels for the business with the expectation that license revenues will be reduced to levels below those experienced in 2006. Given this, and given the historically higher gross margin we have seen from licenses of our technology, we anticipate that if license revenues are higher than our expectations, that this will contribute positively to our bottom line.

We have significant contracts with our license customers for ongoing support and maintenance as well as significant service contracts, particularly for our ocean products, that provide recurring services revenues to us. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. We have undertaken a concerted effort with our user base to encourage them to migrate from our older legacy products and services that we no longer wish to support, to our newer LNOS-based products and services. As a consequence of this effort, we may terminate our relationships with certain customers or these customers may elect to terminate their use of our products and services. Over the next 12 months, we anticipate that we may lose 10% or more of our aggregate revenue from these types of customers and there can be no assurance that we will be able to replace that revenue with new revenue from new customer relationships or from existing customers.

We anticipate that in 2007, the significant majority of our business will continue to be in the Americas, with the EMEA region being the bulk of the remainder of our business. We currently have some significant opportunities in the EMEA region and will focus on increasing revenues from this region.

In 2005 and 2006, the amount we spent on sales and marketing was significantly reduced as we focused our sales efforts on our existing customer base. We anticipate that in 2007, as our LNOS-based products mature, we will advance our efforts in selling our products to new customers and that this will correspondingly increase the amount that we spend on sales and marketing.

We have completed all activities under our restructuring initiatives, and we do not currently anticipate any significant restructuring charges in 2007 related to those plans.

We estimate that amortization expense for existing intangible assets will be $1.0 million for 2007, decreasing to $0.2 million for 2008, to $0.1 million for 2009 and to $0.1 million for 2010.

In 2006 we spent $1.2 million on capital expenditures and do not expect that 2007 expenditures will be above that level.

Beginning in the first quarter of 2007, we intend to adopt FAS 123R (as defined in the section “Recent Accounting Pronouncements” described later in this MD&A). We expect such adoption to result in a compensation expense of approximately $1 million in 2007 based on the options outstanding at January 31, 2006. Additional stock options granted after January 31, 2006 will be accounted for at fair value and will result in additional compensation expense.

On June 30, 2005, we repaid our outstanding convertible debentures. As a result, we anticipate that there will be no interest expense in 2007 absent us undertaking additional debt financing activities.

We incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so increases in the value of the Canadian dollar relative to the US dollar will negatively impact our earnings. At January 31, 2006, the value of the Canadian dollar was 88% of the value of the US dollar. As of March 5, 2006, the Canadian dollar was valued at a level relative to the US dollar that was among the highest levels in twenty years. We currently have no specific hedging program in place to address fluctuations in the Canadian-US dollar exchange rate. We can make no accurate prediction of what will happen with the Canadian-US dollar exchange rate during fiscal 2007.

In September 2005, we announced the commencement of a normal course issuer bid that enables us to purchase, if and when we choose from time to time until September 19, 2006, up to an aggregate of 3,067,646 common shares. If we purchase shares pursuant to this normal course issuer bid, we anticipate making the purchases from available cash resources, resulting in a potential reduction in cash and outstanding common shares. We have not made any purchases pursuant to the normal course issuer bid.

On March 2, 2006, we announced that we had entered into a binding bought deal agreement to raise gross proceeds of Canadian $14,940,000 from the sale of 3,600,000 common shares at a price of Canadian $4.15 per share. We have agreed to grant the underwriters an over-allotment option to purchase an additional 540,000 common shares (15% of the offering) at Canadian $4.15 per share. The co-lead underwriters for the offering are GMP Securities L.P. and TD Securities Inc. The offering is scheduled to close on March 21, 2006. We anticipate using the proceeds of the offering for general corporate purposes, for potential acquisitions (as yet unidentified) and for working capital.

We intend to actively explore business combinations in 2007 to add complementary services, products and customers to our existing businesses. Depending on the size and scope of any such business combination, or series of contemplated business combinations, we may need to raise additional debt or equity capital.

At January 31, 2006, our aggregate headcount was 224 people. In 2007 we intend to continue to invest in sales and marketing resources and accordingly anticipate a slight increase in aggregate headcount by the end of 2007.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

Any investment in us will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all other information included in this report. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are not aware of or focused on or that we currently deem immaterial may also impair our business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, they could materially adversely affect our business, financial condition, liquidity or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment.

We have a history of losses and may incur losses in the future.
We incurred a loss in 2005 as well as in prior fiscal quarters and fiscal years. We were profitable in each quarter of 2006, cumulatively generating net income of $3.0 million in 2006. While we are encouraged by this profit, the first two quarters of 2006 benefited from one-time gains on the disposition of an asset, and there can be no assurance that we will not incur losses again in the future. As of January 31, 2006, our accumulated deficit was $407.7 million. We believe that the success of our business depends on our ability to keep our operating expenses to a level at or below our revenues. There can be no assurance that we can generate further expense reductions or achieve revenue growth, or that any expense reductions or revenue growth that are achieved can be sustained, to enable us to do so. Any failure to maintain profitability would increase the possibility that the value of your investment will decline.

Our existing customers might cancel existing contracts with us, fail to renew contracts on their renewal dates, or fail to purchase additional services and products.
We depend on our installed customer base for a significant portion of our revenues. We have significant contracts with our license customers for ongoing support and maintenance as well as significant service contracts, particularly for our ocean products that provide recurring services revenues to us. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. If our customers fail to renew their service contracts, or fail to purchase additional services or products, then our revenues could decrease and our operating results could be adversely affected. Over the next 12 months we could lose 10% or more of our revenue from these existing customers and there can be no assurance that we will be able to replace that revenue with new revenue from new customer relationships or from existing customers. Further, certain of our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products for reasons including: budgetary constraints related to economic uncertainty; dissatisfaction with product or service quality; difficulty in prioritizing a surplus of information technology projects; changes in business strategy or priorities; or for other reasons. Such customers will not generate the revenues anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. This could have a material adverse effect on our business.

Making and integrating acquisitions could impair our operating results.
We have in the past and in the future may seek to acquire additional products or businesses that we believe are complementary to ours. Acquisitions involve a number of risks, including: diversion of management’s attention; disruption of our ongoing business; difficulties in integrating and retaining all or part of the acquired business and its personnel; assumption of disclosed and undisclosed liabilities; dealing with unfamiliar laws, customs and practices in foreign jurisdictions; and the effectiveness of the acquired company’s internal controls and procedures. The individual or combined effect of these risks could have a material adverse effect on our business. As well, in paying for an acquisition we may deplete our cash resources or dilute our shareholder base by issuing additional shares. Furthermore, there is the risk that our valuation assumptions and our models for an acquired product or business may be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause us to overvalue an acquisition target. There is also the risk that the contemplated benefits of an acquisition may not materialize as planned or may not materialize within the time period or to the extent anticipated.

Some of our customers operate in industries that have been experiencing declining demand or consolidation of participants. If these industries continue to experience economic difficulties or consolidate, then these customers may generate less revenue for our business.
Some of our customers operate in industries that have experienced declines in demand and reduced or negative growth. Other customers operate in industries in which the volumes of trade and/or shipments have decreased considerably. If these industries continue to experience difficulties, it could adversely affect our business and our ability to collect receivables from these customers. Also, some industries are experiencing consolidation of participants to gain efficiencies, such as the ocean carrier market and the less-than-truckload/truckload transportation industry, which could result in the significant decline in, or disappearance of, the revenues that we receive from our consolidating customers.

The general cyclical and seasonal nature of our business may have a material adverse effect on our business, results of operations and financial condition.
Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies (such as Hurricane Katrina in the United States) and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may affect our revenues and have a material adverse affect on our business, results of operations and/or financial condition. Our services revenues are also somewhat subject to seasonal shipment volume trends across the various modes of transportation we serve. For example, in our first fiscal quarter, we historically have seen lower shipment volumes in air and truck which impact the aggregate number of transactions flowing through out business document exchange. In the second fiscal quarter, we historically have seen an increase in ocean services revenues as ocean carriers are involved in customer contract negotiation. In the third quarter, we typically see shipment and transaction volumes at their highest and, in the fourth quarter, various holidays impact the aggregate number of shipping days in the quarter which historically has adversely impacted the number of transactions we process. Changes or increases in these seasonal variations could have an adverse impact on our revenues.

Recent increases in fuel prices may have an adverse effect on the businesses of our customers resulting in them spending less money with us.
Our customers are all involved, directly or indirectly, in the delivery of goods from one point to another - particularly carriers and freight forwarders. As the costs of these deliveries become more expensive, whether as a result of the recent increases in fuel costs or otherwise, our customers may have fewer funds available to spend on our products and services. While it is possible that the demand for our products and services will increase as companies look for ways to reduce fleet size and fuel use and recognize that our products and services are designed to make their deliveries more cost-efficient, there can be no assurance that these companies will be able to allocate sufficient funds to use our products and services.

Disruptions in the movement of freight could harm our business.
Our business is highly dependent on the movement of freight from one point to another as we generate transaction revenues as freight is moved by, to or from our customers. If there are disruptions in the movement of freight, whether as a result of weather or natural disaster (such as Hurricane Katrina in the United States) or caused by terrorist, political or security activities (such as were experienced in September 2001), or otherwise, then our revenues will be adversely affected. As these types of freight disruptions are generally unpredictable, there can be no assurance that our revenues will not be adversely affected by such events.

If we need additional capital in the future and are unable to obtain it as needed or can only obtain it on unfavorable terms, our operations may be adversely affected, and the market price for our securities could decline.
Historically, we have financed our operations primarily through cash flows from our operations, long-term borrowings, and the sale of our debt and equity securities. On June 30, 2005, we paid $27.7 million to satisfy outstanding principal and interest on the maturity of all of our remaining convertible debentures. As of January 31, 2006, we had cash, cash equivalents and marketable securities of approximately $33.0 million and a $4.4 million operating line of credit of which $3.9 million is unutilized. On March 2, 2006, we announced that we had entered into a binding bought deal agreement to raise gross proceeds of Canadian $14,940,000 from the sale of 3,600,000 common shares at a price of Canadian $4.15 per share. We have agreed to grant the underwriters an over-allotment option to purchase an additional 540,000 common shares (15% of the offering) at Canadian $4.15 per share. The underwriters may, at their discretion, terminate their obligations to purchase shares under the offering on the basis of their assessment of the state of financial markets and upon the occurrence of certain stated events. The offering is scheduled to close on March 21, 2006. We anticipate using the proceeds of the offering for general corporate purposes, for potential acquisitions (as yet unidentified) and for working capital. The securities being offered have not, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the US or to, or for the account or benefit of, US persons absent US registration or an applicable exemption from US registration requirements.

While we believe we have sufficient liquidity to fund our operating requirements for 2007, we may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. If we raise additional funds through further issuances of convertible debt or equity securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those attaching to our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our operations and growth strategy may be adversely affected and the market price for our common stock could decline.

Our revenue and results of operations, which may vary significantly from quarter to quarter and therefore be difficult to predict, may fail to meet investment community expectations.
Our revenues and results of operations results have varied significantly from quarter to quarter in the past, making them difficult to predict, and we expect our revenues and operating results may continue to vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:
•	The termination of any key customer contract, whether by the customer or by us;
•	Legal costs incurred in bringing or defending any litigation with customers and third-party providers, and any corresponding judgments or awards;
•	Fluctuations in the demand for our services and products;
•	Price and functionality competition in our industry;
•	Changes in the productivity of, and costs associated with, our distribution channels and international operations;
•	Changes in legislation and accounting standards relating to revenue recognition and stock-based compensation;
•	Any further restructuring charges or changes in assumptions related to our restructuring initiatives;
•	Our ability to satisfy all contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and
•	Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results. Accordingly, we may not attain positive operating margins in future quarters. This has caused our operating results to be below the expectations of securities analysts and investors in certain instances in the past and may do so again in the future. Our failure to meet or exceed analyst and investor expectations could negatively affect the price of our securities.

Downward pricing pressure on certain products and services may not be compensated for by increased volumes of transactions or increased prices elsewhere in our business, resulting in less revenue for our business.
Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service due to competition, general industry conditions or other causes. We may attempt to deal with this pricing pressure by committing these customers to volumes of activity so that we may better control our costs. In addition, we may attempt to offset this pricing pressure by securing better margins on other products or services sold to the customer, or to other customers elsewhere in our business. If any downward pricing pressure cannot be so offset, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

From time to time, we may be subject to additional litigation or dispute resolution that could result in significant costs to us and damage to our reputation.
From time to time, we may be subject to additional litigation or dispute resolution relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment, and claims relating to applicable securities laws. A product liability, patent infringement or securities class action claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention, and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our responsibility for any failure resulting in a loss - even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. While our agreements with our customers, suppliers and other third-parties may contain provisions designed to limit exposure to potential claims, these limitation of liability provisions may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims, and incur damage to the reputation of Descartes and our products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions, or rely on our services and products as the systems of record to store data for use by other customer applications. Although we carry general liability and directors and officers insurance, our insurance may not cover potential claims, or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

If we fail to attract and retain key personnel, it would adversely affect our ability to develop and effectively manage our business.
Our performance is substantially dependent on the performance of our key technical and senior management personnel. We do not maintain life insurance policies on any of our employees. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote, and retain highly qualified management, technical, and sales and marketing personnel, including key technical and senior management personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, technical, and sales and marketing personnel, or to attract such personnel on a timely basis, could have a material adverse effect on our business, results of operations, financial condition and the price of our securities. Since March 2004, our workforce has been reduced by almost 45% and included the departures of many members of management, including our CEO and CFO. We have made additional recent changes to our management team with the addition of three executive vice-presidents, Greg Cronin, Chris Jones and Mark Weisberger, and the departure of another executive vice-president, Bruce Gordon. There can be no assurance that these changes and the resulting transition will not have a material adverse effect on our business, results of operation, financial condition and the price of our securities.

Recent changes in requirements relating to accounting treatment for employee stock options may force us to change our business practices and result in additional expenses that may materially adversely affect our business.
Recent changes implemented by accounting standards organizations and governmental authorities, specifically FAS 123R, will soon require us to treat the value of past and future stock options granted to employees as a compensation expense. As a result, we may reevaluate our stock option compensation practices including the number of stock options granted to employees. In the absence of alternative cash or other compensation plans to replace any reduced benefits to employees under the stock option plan, this change could affect our ability to retain existing employees, attract qualified candidates, or otherwise materially adversely affect our business. In addition, the incremental expense will make it more difficult to maintain profitability, which could, in turn, have a material adverse effect on our business.

We may have exposure to greater than anticipated tax liabilities.
We are subject to income taxes and non-income taxes in a variety of jurisdictions and our tax structure is subject to review by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We may have increasing difficulty obtaining and maintaining cost-effective insurance which may have a material adverse effect on our business and restrict our ability to attract and retain outside directors.
We obtain insurance to cover a variety of potential risks and liabilities. In the current market, insurance coverage is becoming more restrictive. When insurance coverage is offered, the deductible for which we are responsible is larger and premiums have increased substantially, particularly with respect to our director and officer liability insurance. As a result, it may, in the future, become more difficult to maintain insurance coverage at historical levels, or, if such coverage is available, the cost to obtain or maintain it may increase substantially. This is especially so where we have claims experience pursuant to a particular policy, such as the settlement of the class action litigation announced in 2005 for $1.5 million of which our insurers paid $1.1 million. If insurance is more difficult, or unable, to be obtained then this may result in our being forced to bear the burden of an increased portion of risks for which we have traditionally been covered by insurance, which could have a material adverse effect on our business, results of operations and financial condition. This could also restrict our ability to attract and retain outside directors to our Board of Directors.

Our common stock price has in the past been volatile and may also be volatile in the future.
The trading price of our common stock has in the past been subject to wide fluctuations and may also be subject to fluctuation in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. These fluctuations may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:
•	Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
•	Changes in recommendations or financial estimates by industry or investment analysts;
•	Changes in management;
•	Outcomes of litigation or arbitration proceedings;
•	Announcements of technological innovations or acquisitions by us or by our competitors;
•	Introduction of new products or significant customer wins or losses by us or by our competitors;
•	Developments with respect to our intellectual property rights or those of our competitors;
•	Rumors or dissemination of false and/or misleading information;
•	Fluctuations in the stock prices of other companies in the technology and emerging growth sectors;
•	General market conditions; and
•	Other risk factors set out in this report.

If the market price of a company’s stock drops significantly, stockholders could institute securities class action lawsuits against that company, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

We could be exposed to business risks in our international operations that could cause our operating results to suffer.
While our headquarters are in North America, we currently have direct operations in both Europe and the Asia Pacific region. We anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results, including:
•	Longer collection time from foreign clients, particularly in the Asia Pacific region;
•	Difficulty in repatriating cash from certain foreign jurisdictions;
•	Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;
•	Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
•	Currency fluctuations and exchange and tariff rates;
•	Multiple, and possibly overlapping, tax structures and the burden of complying with a wide variety of foreign laws;
•	Trade restrictions;
•	The need to consider characteristics unique to technology systems used internationally;
•	Economic or political instability in some markets; and
•	Other risk factors set out in this report.

Changes in the value of the US dollar, as compared to the currencies of other countries where we transact business, could harm our operating results and financial condition.
To date, our international revenues have been denominated primarily in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in currencies other than the US dollar. Therefore, changes in the value of the US dollar as compared to these other currencies may materially adversely affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and intercompany accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams and our cost to settle foreign currency denominated liabilities. In particular, we incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so fluctuations in the Canadian-US dollar exchange rate could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to generate broad market acceptance of our services, products and pricing, serious harm could result to our business.
We currently derive substantially all of our revenues from our supply chain services and products and expect to do so in the future. Broad market acceptance of these types of services and products, and their related pricing, is therefore critical to our future success. The demand for, and market acceptance of, our services and products are subject to a high level of uncertainty. Our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. Intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of these services and products in order to generate demand. There can be no assurance, however, that such efforts will enable us to maintain our current level of market acceptance or to achieve any additional degree of market acceptance. The market for our services and products may weaken, competitors may develop superior services and products, or we may fail to develop acceptable services and products to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

We may not remain competitive. Increased competition could seriously harm our business.
The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors. Current and potential competitors include supply chain application software vendors, customer internal development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors, and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:
•	Longer operating history;
•	Greater financial, technical, marketing, sales, distribution and other resources;
•	Lower cost structure and more profitable operations;
•	Superior product functionality in specific areas;
•	Greater name recognition;
•	A broader range of products to offer;
•	Better performance;
•	A larger installed base of customers;
•	Established relationships with customers that we are targeting; or
•	Greater worldwide presence.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or relatively less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

System or network failures or breaches in connection with our services and products could reduce our sales, impair our reputation, increase costs or result in liability claims, and seriously harm our business.
Any disruption to our services and products, our own information systems or communications networks or those of third-party providers upon whom we rely as part of our own product offerings, including the Internet, could result in the inability of our customers to receive our products for an indeterminate period of time. Our services and products may not function properly for any of the following reasons:
•	System or network failure;
•	Interruption in the supply of power;
•	Virus proliferation;
•	Security breaches;
•	Earthquake, fire, flood or other natural disaster; or
•	An act of war or terrorism.

Although we have made significant investments, both internally and with third-party providers, in redundant and back-up systems for some of our services and products, these systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, customer service or repair work that would involve substantial costs and distract management from operating our business.

If the development of our services and products fails to keep pace with our industry’s rapid evolution, our future results may be materially adversely affected.
The markets for our services and products are subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. We have historically been successful in keeping pace with, if not leading, these changes, but if we fail to do so in the future, our services and products may be rendered less competitive or obsolete. Our services and product development and testing efforts have required, and are expected to continue to require, substantial investments and may take significant periods of time. We may not possess sufficient resources to continue to make future necessary investments in technology on a timely basis or complete the developments that we have already undertaken. Cutbacks in our workforce could lengthen the time necessary to develop our products or cause us to abandon certain development. In addition, we may not successfully identify new product opportunities, or develop and bring new services and products to market in a timely and efficient manner.

Our growth and future operating results will depend, in part, upon our ability to continue to enhance existing services and products and develop and introduce new services and products or capabilities that:
•	Meet or exceed technological advances in the marketplace;
•	Meet changing market and customer requirements, including rapid realization of benefits and the need to rapidly manage and analyze increasingly large volumes of data;
•	Comply with changing industry standards and achieve market acceptance;
•	Integrate with system platforms, operating environments and user interfaces commercially accepted from time to time; and
•	Integrate third-party technology effectively and respond to competitive offerings.

If we are unable, for technological or other reasons, to develop and introduce new and enhanced services and products in a timely manner, we may lose existing customers or fail to attract new customers, which may have a material adverse effect on our results of operations and financial condition.

Our efforts to develop and sustain strategic relationships to implement and promote our services and products may fail, which could have a material adverse effect on our results of operations and financial condition.
We are developing, maintaining and enhancing significant working relationships with complementary vendors, such as software companies, service providers, consulting firms, resellers and others that we believe can play important roles in marketing our services and products. We are currently investing, and intend to continue to invest, significant resources to develop and enhance these relationships, which could adversely affect our operating margins. We may be unable to develop relationships with organizations that will be able to market our products effectively. Our arrangements with these organizations are not exclusive and, in many cases, may be terminated by either party without cause. Many of the organizations with which we are developing or maintaining marketing relationships have commercial relationships with our competitors. There can be no assurance that any organization will continue its involvement with us or with our products. The loss of relationships with important organizations could materially and adversely affect our results of operations and financial condition.

We depend on third-party providers for our services and product offerings and our business. If our relationships with any of these third-party providers are impaired, our business could be harmed.
We incorporate and include third-party services and products into and with our own services and products. We are likely to incorporate third-party services and products into our own services and products, and include additional third-party products in our service and product offerings, as we expand our own service and product offerings. In addition, we use third-party services and products as part of our own internal financial information systems. If our relations with any of our third-party providers are impaired such that we cannot secure access to their services or products on favorable terms, or if we are unable to obtain or develop a replacement for the third-party service or product, our business could be harmed. The operation of our own services and products or financial systems would be impaired if errors occur in the third-party products, or failures occur in the third-party services, that we utilize. It may be more difficult for us to correct any defects in third-party services or products because the services or products are not within our control. Accordingly, our business could be adversely affected in the event of any errors in these third-party products or failures of third-party services. There can be no assurance that these third-parties will continue to invest the appropriate levels of resources in their services and products to maintain and enhance their products’ capabilities.

Our success and ability to compete depends upon our ability to secure and protect patents, trademarks and other proprietary rights.
We consider certain aspects of our internal operations, our products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights, may not provide adequate protection or competitive advantage and may require significant resources to obtain and defend. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the United States and of Canada. Protecting and defending our intellectual property rights could be costly regardless of venue. Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

Claims that we infringe third-party proprietary rights could trigger indemnification obligations and result in significant expenses or restrictions on our ability to provide our products or services.
Competitors and other third-parties have claimed and in the future may claim that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. Such claims, whether with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business. As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third-parties. If we are required to make payments pursuant to these indemnification agreements, it could have a material adverse effect on our business, results of operations and financial condition.

MANAGEMENT’S REPORT

To the Shareholders of The Descartes Systems Group Inc.

Management is responsible for the accompanying consolidated financial statements and all other information in this Annual Report. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and necessarily include amounts that reflect management’s judgment and best estimates. Financial information contained elsewhere in this Annual Report is consistent with the consolidated financial statements.

Management has established systems of internal control that provide reasonable assurance that assets are safeguarded from loss or unauthorized use and produce reliable accounting records for the preparation of financial information. The internal control process includes management’s communication to employees of policies that govern ethical business conduct.

The Board of Directors carries out its responsibilities for the consolidated financial statements through its Audit Committee, consisting solely of independent directors. The Audit Committee meets with management and independent auditors to review the consolidated financial statements and the internal controls as they relate to financial reporting. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to shareholders.

Deloitte & Touche LLP, appointed by the shareholders as Descartes’ independent auditors, conduct an examination of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Auditing Oversight Board (United States).

Arthur Mesher	Brandon Nussey
Chief Executive Officer	Chief Financial Officer
Waterloo, Ontario	Waterloo, Ontario

Deloitte & Touche LLP
4210 King Street East
Kitchener ON N2P 2G5
Canada

Tel: (519) 650-7729
Fax: (519) 650-7601
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of The Descartes Systems Group Inc.

We have audited the consolidated balance sheets of The Descartes Systems Group Inc. (the “Company”) as at January 31, 2006 and 2005 and the consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended January 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

Independent Registered Chartered Accountants
February 27, 2006, except as to Note 16, which is as of March 2, 2006.

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED BALANCE SHEETS
(US DOLLARS IN THOUSANDS; US GAAP)

	January 31,	January 31,
	2006	2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 3)	27,634	17,220
Marketable securities (Note 3)	5,367	31,534
Accounts receivable
Trade (Note 4)	5,188	7,097
Other	462	1,008
Prepaid expenses and other	651	1,325
	39,302	58,184
CAPITAL ASSETS (Note 5)	6,039	6,966
LONG-TERM INVESTMENT (Note 6)	—	3,300
INTANGIBLE ASSETS (Note 7)	1,429	4,122
	46,770	72,572

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	1,828	1,805
Accrued liabilities	3,750	5,429
Deferred revenue	2,776	2,605
Convertible debentures (Note 9)	—	26,995
	8,354	36,834

COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 10)

SHAREHOLDERS’ EQUITY
Common shares - unlimited shares authorized; Shares issued and outstanding totaled 40,723,800 at January 31, 2006 ( January 31, 2005 - 40,705,811) (Note 11)	21	364,907
Additional paid-in capital	446,565	81,658
Unearned deferred compensation	(57)	(193)
Accumulated other comprehensive income (loss) (Note 11)	(375)	93
Accumulated deficit	(407,738)	(410,727)
	38,416	35,738
	46,770	72,572

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board:

Director	Director

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS; US GAAP)

Year Ended	January 31,	January 31,	January 31,
	2006	2005	2004

REVENUES	45,729	46,395	59,785
COST OF REVENUES	18,127	21,053	19,387
GROSS MARGIN	27,602	25,342	40,398
EXPENSES
Sales and marketing	8,488	18,172	31,843
Research and development	6,991	10,419	9,402
General and administrative	7,732	14,125	12,365
Amortization of intangible assets	2,693	4,142	5,339
Impairment of goodwill (Note 7)	200	18,238	—
Restructuring costs and asset impairment (Note 8)	(221)	14,050	18,784
	25,883	79,146	77,733
INCOME (LOSS) FROM OPERATIONS	1,719	(53,804)	(37,335)
OTHER INCOME (EXPENSE)
Interest expense	(699)	(1,718)	(3,020)
Investment income	645	516	1,245
Gain on sale of long-term investment (Note 6)	1,420	—	—
Gain on purchase of convertible debentures (Note 9)	—	—	904
	1,366	(1,202)	(871)
INCOME (LOSS) BEFORE INCOME TAXES	3,085	(55,006)	(38,206)
INCOME TAX EXPENSE - CURRENT (Note 14)	96	325	287
NET INCOME (LOSS)	2,989	(55,331)	(38,493)
EARNINGS (LOSS) PER SHARE
Basic and diluted (Note 12)	0.07	(1.36)	(0.84)
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	40,711	40,706	45,951
Diluted	41,596	40,706	45,951

The accompanying notes are an integral part of these consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(US DOLLARS IN THOUSANDS; US GAAP)

	January 31,	January 31,	January 31,
	2006	2005	2004
Common shares
Balance, beginning of year	364,907	364,907	468,618
Reduction in stated capital (Note 11)	(364,907)	—	—
Shares repurchased (Note 11)	—	—	(103,874)
Stock options exercised	21	—	163
Balance, end of year	21	364,907	364,907

Additional paid-in capital
Balance, beginning of year	81,658	81,667	5,201
Reduction in stated capital (Note 11)	364,907	—	—
Shares repurchased (Note 11)	—	—	76,646
Unearned compensation related to issuance of stock options	—	(9)	(180)
Balance, end of year	446,565	81,658	81,667

Unearned deferred compensation
Balance, beginning of year	(193)	(339)	(690)
Deferred compensation earned on stock options	136	146	351
Balance, end of year	(57)	(193)	(339)

Accumulated other comprehensive income (loss)
Balance, beginning of year	93	(387)	(1,506)
Foreign currency translation adjustment	(557)	444	1,253
Net unrealized investment gains (losses)	89	36	(134)
Balance, end of year	(375)	93	(387)

Accumulated deficit
Balance, beginning of year	(410,727)	(355,396)	(316,903)
Net income (loss)	2,989	(55,331)	(38,493)
Balance, end of year	(407,738)	(410,727)	(355,396)

Total Shareholders’ Equity	38,416	35,738	90,452

Comprehensive income (loss)
Net income (loss)	2,989	(55,331)	(38,493)
Other comprehensive income (loss)
Foreign currency translation adjustment	(557)	444	1,253
Net unrealized investment gains (losses)	89	36	(134)
Total other comprehensive income (loss)	(468)	480	1,119
Comprehensive income (loss)	2,521	(54,851)	(37,374)

The accompanying notes are an integral part of these consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US DOLLARS IN THOUSANDS; US GAAP)

Year Ended	January 31,	January 31,	January 31,
	2006	2005	2004
OPERATING ACTIVITIES
Net income (loss)	2,989	(55,331)	(38,493)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	2,098	2,328	2,782
Amortization of intangible assets	2,693	4,142	5,339
Impairment of goodwill	200	18,238	—
Write-off of redundant assets	—	5,770	—
Amortization of convertible debenture costs	107	256	451
Amortization of deferred compensation	136	137	171
Gain on sale of long-term investment	(1,420)	—	—
Gain on purchase of convertible debentures	—	—	(904)
Changes in operating assets and liabilities:
Accounts receivable
Trade	1,909	5,889	1,050
Other	546	2,493	(682)
Prepaid expenses and other	567	1,933	(616)
Accounts payable	23	(2,938)	779
Accrued liabilities	(2,147)	2,300	(2,446)
Deferred revenue	171	(255)	(63)
Cash provided by (used in) operating activities	7,872	(15,038)	(32,632)
INVESTING ACTIVITIES
Maturities of marketable securities	26,614	26,365	132,029
Sale of marketable securities	10,000	8,198	—
Purchase of marketable securities	(10,447)	(14,232)	(30,987)
Additions to capital assets	(1,171)	(1,060)	(5,744)
Sale of long-term investment	4,720	—	—
Acquisition of subsidiary	(200)	(200)	(335)
Cash provided by investing activities	29,516	19,071	94,963
FINANCING ACTIVITIES
Purchase of convertible debentures, including purchase costs	—	—	(43,274)
Repayment of convertible debentures	(26,995)	—	—
Purchase of common shares, including purchase costs	—	—	(27,228)
Issuance of common shares for cash	21	—	163
Cash used in financing activities	(26,974)	—	(70,339)
Increase (decrease) in cash and cash equivalents	10,414	4,033	(8,008)
Cash and cash equivalents at beginning of year	17,220	13,187	21,195
Cash and cash equivalents at end of year	27,634	17,220	13,187
Supplemental disclosure of cash flow information:
Cash paid during the year for interest	742	1,484	2,821
Cash paid during the year for income taxes	—	162	159

The accompanying notes are an integral part of these consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of US dollars, except per share amounts; US GAAP)

Note 1 - Description of the Business

The Descartes Systems Group Inc. (“Descartes”, “Company”, “our” or “we”) operates in one business segment providing on-demand, software-as-a-service logistics technology solutions that help companies efficiently deliver their own products and services to their customers. Our technology-based solutions, which consist of services and software, provide connectivity and document exchange, route planning and wireless dispatch, inventory and asset visibility, rate management, transportation management, and warehouse optimization.

Note 2 - Significant Accounting Policies

Basis of presentation
We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Due to the predominance of US dollar denominated assets, liabilities and transactions, we have adopted the US dollar as our reporting currency.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ended on January 31, 2006, is referred to as the “current fiscal year,” “fiscal 2006,” “2006” or using similar words. Our previous fiscal year, which ended on January 31, 2005, is referred to as the “previous fiscal year,” “fiscal 2005,” “2005” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, “2008” refers to the annual period ending January 31, 2008 and the “fourth quarter of 2008” refers to the quarter ending January 31, 2008.

Certain reclassifications have been made to prior year financial statements and the notes to conform to the current year presentation.

Basis of consolidation
The consolidated financial statements include the financial statements of Descartes and its wholly owned subsidiaries. Investments in shares of companies non-publicly traded in which we have less than a 20% ownership interest, and do not exercise significant influence, are accounted for at cost. All intercompany accounts and transactions have been eliminated during consolidation.

Financial instruments
Fair value of financial instruments
Financial instruments are composed of cash and cash equivalents, short-term marketable securities, accounts receivable, accounts payable and accrued liabilities, long-term investments, and convertible debentures. The estimated fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are approximate to book values because of their short-term maturities. Our investments in short-term marketable securities are carried at fair market value. In the opinion of management, the carrying value of our long-term minority position investment in a certain private company at January 31, 2005 approximated its fair value.

Foreign exchange risk
We are exposed to foreign exchange risk in that a higher proportion of our revenues are denominated in US dollars relative to expenditures. Accordingly, our results are affected, and may be affected in the future, by exchange rate fluctuations of the US dollar relative to the Canadian dollar, to various European currencies, and, to a lesser extent, other foreign currencies.

Interest rate risk
We are exposed to reductions in interest rates, which could adversely impact expected returns from our reinvestment of corporate funds in marketable securities upon maturity of such instruments.

Credit risk
We are exposed to credit risk through investments in marketable securities and accounts receivable. We hold our investments with reputable financial institutions and in highly liquid and high quality investment-grade financial instruments. The lack of concentration of accounts receivable from a single customer and the dispersion of customers among industries and geographical locations mitigate this risk.

We do not use any type of speculative financial instruments, including but not limited to foreign exchange contracts, futures, swaps and option agreements, to manage our foreign exchange or interest rate risks. In addition, we do not hold or issue financial instruments for trading purposes.

Foreign currency translation
We conduct business in a variety of foreign currencies and, as a result, all of our foreign operations are subject to foreign exchange fluctuations. All operations operate in their local currency environment, with the exception of Canada. The functional currency for our Canadian operations is the US dollar. Assets and liabilities of foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using monthly average exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity.

Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. All foreign currency transaction gains and losses are included in net income.

Use of estimates
Preparing financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying note disclosures. Although these estimates and assumptions are based on management’s best knowledge of current events, actual results may be different from the estimates. Estimates and assumptions are used when accounting for items such as allowance for doubtful accounts, depreciation of capital assets, amortization of intangible assets, assumptions embodied in the valuation of assets for impairment assessment, restructuring costs, valuation allowances against deferred tax assets and recognition of contingencies.

Cash, cash equivalents and marketable securities
Cash and cash equivalents include short-term deposits and marketable debt securities with original maturities of three months or less. Short-term marketable securities are composed of debt securities maturing between three and 12 months from the balance sheet date. Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper, and in investment-grade Dividend Received Deduction (“DRD”) eligible securities issued by US corporations.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for certain investments in debt and equity securities,” we classify all investments in debt securities as available-for-sale. These debt securities are carried at fair value on the balance sheet with unrealized investment gains (losses) excluded from net income (loss) and reported in accumulated other comprehensive income (loss) as a separate component of shareholders’ equity. Total unrealized investment gains (losses) were a gain of $26 in 2006, and losses of $63 and $99 in 2005 and 2004, respectively.

Our investment portfolio is subject to market risk due to changes in interest rates. We place our investments with high credit quality issuers and, by policy, limit the amount of credit exposure to any one issuer. As stated in our investment policy, we are averse to principal loss and seek to preserve our invested funds by limiting default risk, market risk and reinvestment risk.

Allowance for doubtful accounts
We record an allowance for doubtful accounts based on the historical experience of write-offs and a detailed assessment of accounts receivable. In estimating the allowance for doubtful accounts, we consider the age of the receivables, historical write-offs, and the creditworthiness of the customer, among other factors. Accounts receivable are written off if it is determined that the specific balance is no longer collectible.

Impairment of long-lived assets
We account for the impairment and disposition of long-lived assets in accordance with SFAS No. 144 “Accounting for Impairment or Disposal of Long-Lived Assets.” We test long-lived assets, such as capital assets and finite life intangible assets, for recoverability when events or changes in circumstances indicate that there may be an impairment. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows.

Goodwill and intangible assets
We account for goodwill in accordance with the SFAS No. 142, “Goodwill and other intangible assets” (“FAS 142”). We test for impairment of goodwill annually at October 31 and at any other time if any event occurs or circumstances change that would more likely than not reduce our enterprise value below our carrying amount.

Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives.

Capital assets
Capital assets are recorded at cost. Depreciation of our capital assets is generally recorded at the following rates:

Computer equipment and software	30% declining balance
Furniture and fixtures	20% declining balance
Leasehold improvements	Straight-line over term of lease

Revenue recognition
We follow the accounting guidelines and recommendations contained in the AICPA Statement of Position 97-2 (“SOP 97-2”), “Software revenue recognition” and the United States Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin 104, “Revenue recognition in financial statements” (“SAB 104”).

We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the specific revenue recognition policies for each major category of revenue are included below.

Services Revenues - Services revenues are principally composed of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the term of the maintenance or subscription period.

License Revenues - License revenues derive from licenses granted to our customers to use our software products, and are recognized in accordance with SOP 97-2.

We sometimes enter into transactions that represent multiple-element arrangements, which may include any combination of services and software licenses. These multiple element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. Fees are allocated to the various elements using the residual method as outlined in SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” Pursuant to the residual method, we defer recognition of the fair value of any undelivered elements and determine such fair value using vendor-specific objective evidence. This vendor-specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. We then allocate any residual portion of the arrangement fee to the delivered elements. The revenue recognition policies described in this section are then applied to each unit of accounting or element.

We evaluate the collectibility of our trade receivables based upon a combination of factors on a periodic basis. When we become aware of a specific customer’s inability to meet its financial obligations to us (such as in the case of bankruptcy filings or material deterioration in the customer’s operating results or financial position, payment experiences and existence of credit risk insurance for certain customers), we record a specific bad debt provision to reduce the customer’s related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the estimate of the recoverability of trade receivables could be further adjusted.

With respect to deferred revenue, we expect to complete the applicable services or obligations corresponding to such deferred revenue within the next 12 months.

Research and development costs
We incur costs related to research and development of our software products. To date, we have not capitalized any development costs under SFAS No. 86, “Accounting for the costs of computer software to be sold, leased or otherwise marketed.” Costs incurred between the time of establishment of a working model and the point where products are marketed are expensed as they are insignificant.

Stock-based compensation
At January 31, 2006, we had various stock-based employee compensation plans, which are described more fully in Note 13 below. We account for those plans as fixed plans in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related Interpretations. No stock-based employee compensation cost is reflected in income (other than those options that relate to a certain acquisition), as no options granted under those plans had an exercise price less than the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure an amendment of FASB Statement No. 123” for the periods indicated (in thousands of dollars, except per share data):

Year Ended	January 31,	January 31,	January 31,
	2006	2005	2004
Net income (loss) - As reported	2,989	(55,331)	(38,493)
Add: Stock-based compensation - As reported	136	137	171
Less: Total stock-based compensation expense determined under the fair value based method for all awards	(1,341)	(1,874)	(5,458)
Net income (loss) - Pro forma	1,784	(57,068)	(43,780)

Earnings (loss) per share - Basic and diluted
As reported	0.07	(1.36)	(0.84)
Pro forma	0.04	(1.40)	(0.95)

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model with the following assumptions:

Year Ended	January 31,	January 31,	January 31,
	2006	2005	2004
Black-Scholes weighted average assumptions:
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility	67.0%	68.0%	83.0%
Risk-free rate	3.4%	3.6%	3.9%
Expected option life in years	5.0	4.4	4.0
Weighted average grant date fair value per option	$1.20	$0.84	$1.64

Product warranty
We have not experienced significant warranty claims to date and, as a result, we have not recorded a provision for product warranty claims for 2006 or 2005.

Income taxes
We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“FAS 109”). FAS 109 requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized. In determining the valuation allowance, we consider factors by taxing jurisdiction such as estimated taxable income, the history of losses for tax purposes and tax planning strategies, among others. A change to these factors could impact the estimated valuation allowance and income tax expense. Based on the weight of positive and negative evidence regarding recoverability of our deferred taxes, we have recorded a valuation allowance for the full amount of our net deferred tax assets.

In addition, we are subject to examinations by taxation authorities of the jurisdictions in which it operates in the normal course of operations. We regularly assess the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision of income and other taxes.

Earnings (loss) per share
Basic earnings (loss) per share is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share is calculated by dividing the applicable net income (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of stock options. The if-converted method is used to compute the dilutive effect of convertible debt.

Recently issued accounting pronouncements
In December 2003, FASB issued Interpretation No. 46R (“FIN 46R”), a revision to Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R became effective in 2005. The adoption of FIN 46R did not have a material impact on our financial statements, as we do not have any interests in variable interest entities in which we would be considered to be the primary beneficiary. In March 2005, the FASB issued FASB Staff Position (“FSP”) No. 46(R)-5, “Implicit Variable Interests under FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities” (“FSP FIN 46R-5”). FSP FIN 46R-5 provides guidance for a reporting enterprise on whether it holds an implicit variable interest in variable interest entities (“VIEs”) or potential VIEs when specific conditions exist. This FSP will become effective in 2007.

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004) “Share Based Payment” (“FAS 123R”). FAS 123R requires all entities to recognize compensation expense in an amount equal to the fair value of share- based payments. On April 14, 2005, the SEC amended the compliance date for FAS 123R to require SEC registrants to implement FAS 123R for their first fiscal year commencing after June 15, 2005 (which, for us, would be fiscal 2007). Absent any further pronouncements impacting the effective date of FAS 123R, we currently intend to adopt FAS 123R in 2007 using the modified prospective approach, as allowed under the transitional methods of FAS 123R. We expect such adoption to result in a compensation expense of approximately $1 million in 2007 based on the options outstanding at January 31, 2006. Additional stock options granted after January 31, 2006 will be accounted for at fair value and will result in additional compensation expense.

In March 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payments” (“SAB 107”). SAB 107 provides the SEC staff position regarding the application of FAS 123R. SAB 107 contains interpretive guidance related to the interaction between FAS 123R and certain SEC rules and regulations, as well as provides the SEC staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 also highlights the importance of disclosures made related to the accounting for share-based payment transactions. We are currently evaluating SAB 107 and will be incorporating it as part of our adoption of FAS 123R.

In December 2004, the FASB issued SFAS 153, “Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29” (“FAS 153”). FAS 153 eliminates the exception for nonmonetary exchanges of similar productive assets, which were previously required to be recorded on a carryover basis rather than a fair value basis. Instead, this statement provides that exchanges of nonmonetary assets that do not have commercial substance be reported at carryover basis rather than a fair value basis. A nonmonetary exchange is considered to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of FAS 153 is not expected to have a material impact on our financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“FAS 154”), which replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28.” FAS 154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. FAS 154 requires retrospective application to prior period financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. FAS 154 also requires certain disclosures for restatements due to correction of an error. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and is required to be adopted by us in the first quarter of fiscal 2007. The impact that the adoption of FAS 154 will have on our consolidated results of operations and financial condition will depend on the nature of future accounting changes adopted by us and the nature of transitional guidance provided in future accounting pronouncements.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005 and is required to be adopted by us in the first quarter of fiscal 2007. We are currently evaluating the effect that the adoption of FSP 115-1 will have on our consolidated results of operations and financial condition but we do not expect it to have a material impact.

Note 3 - Cash, Cash Equivalents and Marketable Securities

The following is a summary of cash, cash equivalents and marketable securities as at January 31, 2006 and 2005.

January 31, 2006	Cost Basis	Net Unrealized Gains	Market Value
Cash and cash equivalents
Cash	27,634	—	27,634
Total cash and cash equivalents	27,634	—	27,634
Marketable Securities
Corporate bonds	5,341	26	5,367
Total marketable securities	5,341	26	5,367
Total cash, cash equivalents and marketable securities	32,975	26	33,001

January 31, 2005	Cost Basis	Net Unrealized Losses	Market Value
Cash and cash equivalents
Cash	15,086	—	15,086
Money market funds	2,134	—	2,134
Total cash and cash equivalents	17,220	—	17,220
Marketable Securities
Corporate bonds	21,597	(63)	21,534
DRD eligible investments	10,000	—	10,000
Total marketable securities	31,597	(63)	31,534
Total cash, cash equivalents and marketable securities	48,817	(63)	48,754

As at January 31, 2006, we did not have any investments that had been held greater than 12 months and had unrealized losses.

We have operating lines of credit of $4.4 million (Canadian $5.0 million) in Canada. Borrowings under this facility bear interest at the prime rate based on the borrowed currency (5.25% on Canadian dollar borrowings and 7.25% on US dollar borrowings at January 31, 2006), are due on demand and are secured by our bond portfolio and a general assignment of inventory and accounts receivable. At January 31, 2006, we had issued letters of credit with balances outstanding of $0.5 million, which reduced the available operating line of credit by a corresponding amount.

Note 4 - Trade Receivables

	January 31,	January 31,
	2006	2005
Trade receivables	5,988	9,040
Less: Allowance for doubtful accounts	(800)	(1,943)
	5,188	7,097

Note 5 - Capital Assets

	January 31,	January 31,
	2006	2005
Cost
Computer equipment and software	11,832	11,214
Furniture and fixtures	1,546	1,607
Leasehold improvements	1,676	1,953
	15,054	14,774
Accumulated amortization
Computer equipment and software	6,713	5,537
Furniture and fixtures	1,112	970
Leasehold improvements	1,190	1,301
	9,015	7,808
	6,039	6,966

Note 6 - Long-Term Investment

In June 2000, in conjunction with the licensing of our technology solutions to Ocado, formerly LM Solutions, we took a minority equity position in Ocado. Ocado is an online food retailer based in the United Kingdom. The aggregate investment in Ocado, which was accounted for using the cost method, was $5.1 million. During the quarter ended April 30, 2001, management conducted a review of the carrying value of this investment and as a result recorded a provision of $1.8 million against the carrying value of this investment as the impairment was considered to be other than temporary. From the quarter ended April 30, 2001 until the second quarter of 2006, management conducted a quarterly assessment of this investment. No further impairment of this long-term investment was identified in those quarters.

During the first quarter of 2006, we sold 22% of our investment in Ocado for approximately $1.2 million, resulting in a gain of $0.5 million. In the second quarter of 2006 we sold the remainder of our investment for $3.5 million, resulting in a gain of $0.9 million.

Note 7 - Goodwill and Intangible Assets

	January 31,	January 31,
	2006	2005
Goodwill
Cost	18,438	18,238
Impairment	(18,438)	(18,238)
	—	—

Intangible Assets
Cost
Customer agreements and relationships	11,706	24,809
Non-compete covenants	—	1,162
Existing technology	13,178	15,799
Trade names	2,960	11,110
	27,844	52,880
Accumulated amortization and impairment
Customer agreements and relationships	11,045	22,987
Non-compete covenants	—	1,049
Existing technology	12,772	14,396
Trade names	2,598	10,326
	26,415	48,758
	1,429	4,122

Goodwill
When we acquire a subsidiary, we determine the fair value of the net tangible and intangible assets acquired and compare the total amount to the amount that we paid for the investment. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill. Goodwill is tested at least annually for impairment to ensure that its fair value is greater than or equal to its carrying value. Any excess of carrying value over fair value is charged to income in the period in which impairment is determined. As a result of a change in our business climate, precipitated by a decline in actual and anticipated revenues for the first quarter of 2005, we performed an interim test for impairment as at April 30, 2004. In testing for impairment at April 30, 2004, we followed the two-step impairment test required by FAS 142 for a single reporting unit. As a result of this analysis, we concluded that our fair value was significantly lower than the carrying value of our net assets excluding goodwill. Accordingly, we determined that the then remaining carrying value of goodwill of $18.0 million was completely impaired, resulting in an $18.0 million impairment charge in the first quarter of 2005. Subsequently, $0.2 million of earn-out payments related to the acquisition of Tradevision were recorded as goodwill impairment charges in each of 2006 and 2005 as payments came due under the earn-out agreement. No impairment conditions were identified in 2004.

As of the end of 2006, there was no goodwill recorded on our balance sheet. Accordingly, we will no longer be performing tests for impairment of goodwill. If additional goodwill is recorded in future periods as a result of acquisitions, we will resume our annual goodwill impairment tests on October 31st of each year. In addition, we will perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount, and, if so, we will perform a goodwill impairment test between the annual dates. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

Intangible Assets
Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets with a finite life are amortized to income over their useful lives.

We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related future cash flows. No finite life intangible asset impairment has been identified or recorded for any of the fiscal years reported.

Note 8 - Restructuring Costs

May 2004 Announcement
On May 17, 2004, we announced that we were taking actions to significantly reduce our expenses, which actions included a downsizing of our global staff by approximately 130 employees, or approximately 35% of our total staff. These reductions were focused on our regional operational structure and resulted in a significantly smaller global direct sales force and management level of the organization. In addition, we announced that we would be closing certain offices, and canceling certain leases, consulting and other operating contracts. We announced that we expected to record restructuring charges of approximately $5.5 million to $6.5 million and that the majority of these charges would be recorded in the second quarter of 2005. In addition, we announced that we would be examining whether certain assets were redundant as a result of the cost reduction initiatives. On September 2, 2004 we announced that we had identified additional opportunities for cost savings and efficiencies and, accordingly, in executing on these expense reduction activities, our workforce was reduced by approximately 45%.

Our initial provision under this initiative was $11.7 million, composed of $4.2 million in workforce reduction charges, $1.7 million of office closure costs, and $5.8 million of redundant asset write-offs. Additional revisions of $0.1 million were made to this initial provision in 2005 composed of ($0.2) million relating to office closure costs and $0.3 million related to workforce reduction.

During 2006, we reduced our provision for office closure costs by $0.1 million related to a favorable outcome on the sublease of a certain office. Our restructuring provisions were drawn down in 2006 as a result of cash payments related to this initiative of $0.4 million. As of January 31, 2006 we have incurred $11.8 million of restructuring charges under this initiative, composed of $4.5 million in workforce reduction charges, $1.5 million of office closure costs, and $5.8 million of redundant assets write-offs.

As at January 31, 2006, our remaining provision under this initiative was $0.1 million of office closure costs. We do not anticipate any further significant charges under this restructuring initiative as our plan has been fully implemented. We expect that the remaining office closure provision will be drawn down by the end of the second quarter of 2009 as existing real property leases expire.

	Workforce reduction	Office closure costs	Redundant assets	Total
Provision as at May 17, 2004	4,217	1,743	5,770	11,730
Revisions to accruals	332	(210)	—	122
Restructuring cost	4,549	1,533	5,770	11,852
Cash drawdowns	(4,413)	(1,092)	—	(5,505)
Non-cash drawdowns	—	—	(5,770)	(5,770)
Provision as at January 31, 2005	136	441	—	577

Revisions to accruals	(7)	(77)	—	(84)
Restructuring cost	(7)	(77)	—	(84)
Cash drawdowns	(129)	(276)	—	(405)
Provision as at January 31, 2006	—	88	—	88

May 2003 Announcement
Based on a review of cost levels, we announced on May 6, 2003 a downsizing of our global operations by approximately 130 employees. In addition to workforce reduction across all operations, the plans included consolidation of office facilities, lease terminations, and write-down of redundant assets. The following table shows the changes in the restructuring provision for the May 2003 initiative.

	Workforce reduction	Office closure costs	Redundant assets	Total
Provision as at May 6, 2003	3,845	1,825	1,661	7,331
Revisions to accruals	944	1,012	—	1,956
Restructuring cost	4,789	2,837	1,661	9,287
Cash drawdowns	(4,692)	(2,360)	—	(7,052)
Non-cash drawdowns	—	—	(1,661)	(1,661)
Provision as at January 31, 2004	97	477	—	574

Revisions to accruals	202	1,581	—	1,783
Restructuring cost	202	1,581	—	1,783
Cash drawdowns	(299)	(901)	—	(1,200)
Provision as at January 31, 2005	—	1,157	—	1,157

Revisions to accruals	—	(137)	—	(137)
Restructuring cost	—	(137)	—	(137)
Cash drawdowns	—	(467)	—	(467)
Provision as at January 31, 2006	—	553	—	553

Our initial provision under this initiative was $7.3 million, composed of $3.8 million in workforce reduction charges, $1.8 million of office closure costs and $1.7 million of redundant asset write-offs. As of January 31, 2006, we have incurred $10.9 million of restructuring charges under this initiative composed of $5.0 million in workforce reduction charges, $4.2 million of office closure costs and $1.7 million of redundant assets write-offs.

During 2006, we reduced our provision for office closure costs by $0.1 million related to a favorable outcome on the sublease of a certain office. Our restructuring provisions were drawn down in 2006 as a result of cash payments related to this initiative of $0.5 million.

As at January 31, 2006, our remaining obligation under this initiative was $0.6 million of office closure costs. We do not anticipate any further significant charges under this restructuring initiative as our plan has been fully implemented. We expect that the remaining office closure provision will be drawn down by the end of the first quarter of 2010 as existing real property leases expire.

Summary of all Restructuring Initiatives
During 2006, we had favourable revisions to our restructuring provisions totaling $0.2 million related to the sublease of certain offices. Our restructuring provisions were drawn-down in 2006 as a result of cash payments related to these initiatives of $0.9 million.

During 2005, we incurred initial charges relating to our May 2004 restructuring initiative and additional revisions to each of our restructuring initiatives of cumulatively $14.1 million, composed of $4.8 million for workforce reduction, $3.5 million for office closure costs and $5.8 million for redundant assets. Our restructuring provisions were drawn-down in 2005 as a result of cash payments related to these initiatives of $7.3 million and a non-cash write-off of redundant assets in connection with the May 2004 initiative of $5.8 million, relating primarily to software, hardware and office-related assets.

During 2004, we incurred aggregate restructuring charges and revisions of $18.8 million, broken down into workforce reduction expenses of $8.1 million, office closure costs of $6.4 million, redundant asset write-offs of $1.8 million, data center consolidations of $0.9 million and network system consolidations of $1.6 million. Restructuring provisions were drawn-down in 2004 as a result of cash payments related to these initiatives of $17.2 million and a non-cash write-off of redundant assets in connection with the May 2003 and June 2002 initiative of cumulatively $1.8 million, relating primarily to software, hardware and office-related assets.

Note 9 - Convertible Debentures

On June 30, 2000, we issued $75.0 million aggregate principal amount of 5-year convertible unsecured subordinated debentures. The debentures bore interest at the rate of 5.5% per annum, which accrued from June 30, 2000 and was paid in equal semi-annual installments in arrears on June 30th and December 30th of each year. We cumulatively purchased for cancellation $48.0 million principal amount of the debentures in December 2001 ($1.5 million), March 2002 ($1.5 million), August 2002 (nominal), and July 2003 ($45.0 million). The July 2003 purchase of $45.0 million principal amount of the debentures for $42.8 million resulted in a gain of $0.9 million net of costs associated with the offer and the write-off of the related deferred issuance costs. On maturity at June 30, 2005 we paid $27.7 million in principal and interest to satisfy all of the remaining outstanding convertible debentures.

Note 10 - Commitments, Contingencies and Guarantees

Commitments
To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating lease obligations and purchase obligation:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Operating lease obligations	1.5	2.0	0.6	0.1	4.2
Purchase obligation	0.2	0.1	—	—	0.3
	1.7	2.1	0.6	0.1	4.5

Operating Lease Obligations
We are committed under noncancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2012. The future minimum amounts payable under these lease agreements are described in the chart above.

We have remaining obligations related to the exit of various real property leases in connection with our restructuring activities. Some of these leases have outstanding balances pending full and final resolution and settlement of such lease obligations with the applicable lessor. The aggregate outstanding restructuring provision related to these leases is $0.6 million.

Purchase Obligation
We are committed under a noncancelable hosting agreement to procure various information technology hosting and co-location services over the next two years. The future minimum amounts payable under this hosting agreement are described in the chart above.

Contingencies
In November 2004, we commenced private arbitration proceedings in Ontario against a supplier of hosting services to recover damages relating to that supplier’s invoicing of fees in excess of the contractual agreement and refusal to deliver working source code for technology purchased from the supplier. At this time, the arbitration is in its initial stages. The arbitration proceedings are subject to a confidentiality undertaking between the parties.

We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

Business combination agreements
In connection with our agreement to acquire Tradevision in fiscal 2003, we agreed to pay additional purchase price based on revenues derived from the acquired entity. The maximum amount remaining to be paid under that agreement is $0.1 million.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such on our financial statements.

Guarantees
In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). The following lists our significant guarantees:

Intellectual property indemnification obligations
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license agreement with our customer, which license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements and leasing transactions. These indemnifications require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability for the guarantees or indemnities described above on our financial statements.

Note 11 - Share Capital

Common Shares Outstanding
	January 31,	January 31,	January 31,
(thousands of shares)	2006	2005	2004
Balance, beginning of year	40,706	40,706	52,225
Shares repurchased	—	—	(11,578)
Stock options exercised	18	—	59
Balance, end of year	40,724	40,706	40,706

We are authorized to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible.

On July 17, 2003, we purchased 11,578,000 of our own common shares for Canadian $3.20 per share by way of a Dutch auction tender. All common shares tendered at or below Canadian $3.20 (subject to pro-rating and disregarding fractions) were purchased at Canadian $3.20 and immediately cancelled. Common shares tendered at prices higher than Canadian $3.20 were returned to holders. The total purchase price was $27.2 million, net of costs associated with the offer. The transaction was accounted for as a reduction in common shares of $103.9 million and an increase in additional paid-in capital of $76.7 million.

On November 30, 2004, we announced that our Board of Directors had adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide the Board of Directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of Descartes. The Rights Plan was approved by the Toronto Stock Exchange and was approved by our shareholders on May 18, 2005. The plan took effect as of November 29, 2004, and has an initial term of three years. The Rights Plan is similar to plans adopted by other Canadian public companies and approved by their shareholders.

On May 18, 2005, our shareholders passed a special resolution to reduce the stated capital of our common shares to $1.00 in the aggregate, resulting in a reduction in our stated capital account of $364.9 million. This amount was allocated to additional paid-in capital.

In September 2005, we announced the commencement of a normal course issuer bid that enables us to purchase, if and when we choose from time to time until September 19, 2006, on the Toronto Stock Exchange or Nasdaq Stock Exchange, up to an aggregate of 3,067,646 common shares. As of January 31, 2006, we had made no purchases pursuant to this normal course issuer bid.

Accumulated Other Comprehensive Income (Loss)
The following table shows the components of accumulated other comprehensive income (loss):

	January 31,	January 31,
(thousands of dollars)	2006	2005
Foreign currency translation adjustment	(401)	156
Net unrealized investment gains (losses)	26	(63)
Accumulated other comprehensive income (loss)	(375)	93

Note 12 - Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share:

Year Ended	January 31, 2006	January 31, 2005	January 31, 2004
(thousands of dollars, except per share data)
Net income (loss) for purposes of calculating basic and	2,989	(55,331)	(38,493)
diluted earnings per share
Weighted average shares outstanding (thousands)	40,711	40,706	45,951
Dilutive effect of employee stock options (thousands)	885	—	—
Weighted average common and common equivalent	41,596	40,706	45,951
shares outstanding (thousands)
Earnings (loss) per share Basic and diluted	0.07	(1.36)	(0.84)

For the years ended January 31, 2006, 2005 and 2004 respectively, 1,796,649, 4,470,608 and 3,964,329 options have been excluded from the calculation of diluted earnings per share because the exercise price of the stock options was greater than or equal to the average price of the common shares and consequently their inclusion would have been anti-dilutive. There were also 771,286 shares connected to the conversion privileges on the outstanding convertible debentures that were excluded from the diluted loss per share figures for both of the years ended January 31, 2005 and 2004 as their inclusion would have been antidilutive.

Note 13 - Stock-Based Compensation Plans

We maintain stock option plans for directors, officers, employees and other service providers. Options to purchase our common shares are granted at an exercise price equal to the fair market value of our common shares at the day prior to the grant, other than certain options assumed in conjunction with a previously completed acquisition. As a result, no compensation expense is recorded when options are granted. When stock options are exercised, we include the amount of the proceeds in share capital.

Employee stock options generally vest over a three- to five-year period starting from their grant date and expire seven years from the date of their grant. Directors’ and officers’ stock options generally have accelerated vesting over three- to five-year periods.

As of January 31, 2006, we had 4,765,323 stock options granted and outstanding under our shareholder-approved stock option plan and 1,688,888 remained available for grant. In addition, there were 167,997 stock options outstanding in connection with option plans assumed or adopted pursuant to various previously completed acquisitions.

	2006		2005		2004
	Weighted Average Exercise Price	Number of Stock Options Outstanding	Weighted Average Exercise Price	Number of Stock Options Outstanding	Weighted Average Exercise Price	Number of Stock Options Outstanding
Balance at February 1	4.81	4,470,608	8.64	3,964,239	9.91	4,223,609
Granted	2.21	2,029,866	1.09	3,063,596	3.49	988,000
Forfeited/Cancelled	6.54	(1,549,165)	6.29	(2,557,227)	9.10	(1,188,070)
Exercised	1.21	(17,989)	—	—	4.13	(59,300)
Balance at January 31	3.60	4,933,320	4.81	4,470,608	8.64	3,964,239

Exercisable at January 31	7.33	1,480,844	9.92	1,551,920	10.50	2,475,094

Options outstanding and options exercisable as at January 31, 2006 by range of exercise price are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Weighted Average Exercise Price	Number of Stock Options	Weighted average remaining contractual life (years)	Weighted Average Exercise Price	Number of Stock Options
1.18 - 1.92	1.19	1,700,600	5.67	1.19	391,510
2.14 - 3.24	2.38	2,489,136	5.98	2.60	422,250
4.39 - 9.54	6.33	459,411	3.38	6.41	389,704
10.89 - 49.47	24.28	284,173	3.01	24.48	277,380
	3.60	4,933,320	5.46	7.33	1,480,844

Deferred Share Unit Plan
Our Board of Directors adopted a deferred share unit plan effective as of June 28, 2004 pursuant to which non-employee directors are eligible to receive grants of deferred share units (DSUs), each of which has a value equal to the weighted average closing price of our common shares for the five trading days preceding the date of the grant. The plan allows each director to choose to receive, in the form of DSUs, all, none or a percentage of the eligible director’s fees which would otherwise be payable in cash. If a director has invested less than the minimum amount of equity in Descartes as prescribed from time to time by the Board of Directors (currently $37,500), then the director must take at least 50% of the base annual fee for serving as a director in the form of DSUs. Each DSU fully vests upon award, but is distributed only when the director ceases to be a member of the Board of Directors. Vested units are settled in cash based on our common share price when conversion takes place. As at January 31, 2006, the total DSUs held by participating directors was 21,177, representing an aggregate accrued liability of $71,790.

Note 14 - Income Taxes

The components of the net deferred tax asset are as follows:

	January 31,	January 31,	January 31,
	2006	2005	2004
Accruals not currently deductible	2,734	1,231	1,340
Accumulated net operating losses:
Canada	23,920	19,920	13,461
United States	34,325	31,222	30,068
Europe, Middle East and Africa (“EMEA”)	15,617	12,659	10,495
Asia Pacific	5,635	3,144	2,475
Corporate minimum taxes	150	—	—
Difference between tax and accounting basis of capital assets	7,269	6,227	5,857
Research and development tax credits and expenses	4,789	5,564	5,262
Expenses of public offerings	99	370	370
Net deferred tax asset	94,538	80,337	69,328
Valuation allowance	(94,538)	(80,337)	(69,328)
Deferred tax asset, net of valuation allowance	—	—	—

The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized. In determining the valuation allowance, we consider factors by taxing jurisdiction such as estimated taxable income, the history of losses for tax purposes and tax planning strategies, among others. A change to these factors could impact the estimated valuation allowance and income tax expense. Based on the weight of positive and negative evidence regarding recoverability of our deferred tax assets, we have recorded a valuation allowance for the full amount of our net deferred tax assets of $94.5 million during 2006.

To the extent that our non-Canadian subsidiaries have earnings, our intention is that these earnings be re-invested in the subsidiary indefinitely. Accordingly, we have not provided for deferred income taxes or foreign withholding taxes that may apply on the distribution of the earnings of our non-Canadian subsidiaries.

The provision for income taxes varies from the expected provision at the statutory rates for the reasons detailed in the table below:

Year Ended	January 31,	January 31,	January 31,
	2006	2005	2004
Combined basic Canadian statutory rates	36.1%	36.1%	36.6%

Income tax expense (recovery) based on the above rates	1,089	(19,894)	(13,983)
Increase (decrease) in income taxes resulting from:
Permanent differences including amortization of intangibles	1,195	9,186	2,546
Effect of differences between Canadian and foreign tax rates	330	(231)	377
Application of loss carryforwards	(3,877)	(817)	(379)
Valuation allowance	1,263	11,756	11,439
Other	96	325	287
Income tax expense	96	325	287

We have combined income tax loss carryforwards of approximately $221.1 million, which expire as follows:

Expiry year	Canada	United States	EMEA	Asia Pacific	Total
2007	1,500	—	694	—	2,194
2008	—	—	197	—	197
2009	2,483	1,485	494	1,720	6,182
2010	16,870	4,298	—	302	21,470
2011	21,380	7,263	283	418	29,344
2012	—	6,048	—	—	6,048
2015	21,984	—	—	—	21,984
2016	2,008	—	—	—	2,008
2018	—	3,167	—	—	3,167
2019	—	14,560	—	—	14,560
2020	—	14,445	—	—	14,445
2021	—	13,500	—	—	13,500
2022	—	1,534	—	—	1,534
2024	—	9,509	—	—	9,509
2025	—	11,090	—	—	11,090
Indefinite	—	—	48,471	15,428	63,899
	66,225	86,899	50,139	17,868	221,131

Note 15 - Segmented Information

We review our operating results, assess our performance, make decisions about resources, and generate discrete financial information at the single enterprise level. Accordingly, we have determined that we operate in one business segment providing on-demand, software-as-a-service logistics technology solutions. The following tables provide our segmented revenue information by geographic areas of operation and revenue type:

Year Ended	January 31,	January 31,	January 31,
	2006	2005	2004
Revenues
Americas	31,512	32,857	40,637
EMEA	12,433	11,085	14,318
Asia Pacific	1,784	2,453	4,830
	45,729	46,395	59,785

Year Ended	January 31,	January 31,	January 31,
	2006	2005	2004
Revenues
Services	40,792	41,820	48,887
License	4,937	4,575	10,898
	45,729	46,395	59,785

Services revenues are composed of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products. License revenues derive from licenses granted to our customers to use our software products.

The following table provides our segmented information by geographic areas of operation for our long-lived assets. Long-lived assets represent capital assets, goodwill and intangible assets that are attributed to individual geographic segments.

	January 31,	January 31,
	2006	2005
Total long-lived assets
Americas	6,122	9,039
EMEA	1,273	1,922
Asia Pacific	73	127
	7,468	11,088

Note 16 - Subsequent Event

On March 2, 2006, we announced that we had entered into a binding bought deal agreement to raise gross proceeds of Canadian $14,940,000 from the sale of 3,600,000 common shares at a price of Canadian $4.15 per share. We have agreed to grant the underwriters an over-allotment option to purchase an additional 540,000 common shares (15% of the offering) at Canadian $4.15 per share. The co-lead underwriters for the offering are GMP Securities L.P. and TD Securities Inc. The offering is scheduled to close on March 21, 2006. We anticipate using the proceeds of the offering for general corporate purposes, for potential acquisitions (as yet unidentified) and for working capital. The securities being offered have not, nor will be, registered under the United States

Securities Act of 1933, as amended, and may not be offered or sold within the US or to, or for the account or benefit of, US persons absent US registration or an applicable exemption from US registration requirements.

Note 17 - Summary of Differences between Canadian GAAP and US GAAP

We prepare our consolidated financial statements in accordance with US GAAP that conforms in all material respects with Canadian GAAP except as set forth below.

Condensed Consolidated Balance Sheets
	January 31, 2006	January 31, 2005
Total assets in accordance with US GAAP	46,770	72,572
Mark-to-market of short-term marketable securities (a)	(26)	63
Total assets in accordance with Canadian GAAP	46,744	72,635

Total liabilities in accordance with US GAAP	8,354	36,834
Convertible debentures (b)	—	(562)
Total liabilities in accordance with Canadian GAAP	8,354	36,272

Total shareholders’ equity in accordance with US GAAP	38,416	35,738
Mark-to-market of short-term marketable securities (a)	(26)	63
Convertible debentures (b)	—	562
Total shareholders’ equity in accordance with Canadian GAAP	36,390	36,363

Condensed Consolidated Statements of Operations

Year Ended	January 31,	January 31,	January 31,
	2006	2005	2004
Net income (loss) in accordance with US GAAP	2,989	(55,331)	(38,493)
Amortization of convertible debentures (b)	(562)	(1,084)	(1,812)
Loss on purchase of convertible debentures (b)	—	—	(3,720)
Foreign exchange translation gain (loss) (c)	—	(384)	1,253
Net income (loss) in accordance with Canadian GAAP (per Canadian GAAP in effect on January 31, 2004)	2,427	(56,799)	(42,772)
Stock-based compensation expense (d)	(977)	(890)	(727)
Net income (loss) in accordance with Canadian GAAP	1,450	(57,689)	(43,499)
Earnings (loss) per share in accordance with Canadian GAAP Basic Diluted	0.04 0.03	(1.42) (1.42)	(0.95) (0.95)

(a) Mark-to-market of short-term marketable securities
Under US GAAP, marketable debt securities that are available for sale are recorded at their fair market value with the corresponding gain (loss) recorded in comprehensive income. Under Canadian GAAP, marketable debt securities are recorded at amortized cost.

(b) Convertible debentures
Under US GAAP, conventional convertible debentures with conversion features that would not be considered to be beneficial are recorded at their face value. Under Canadian GAAP, the debt and equity components of the convertible debentures are recorded and presented separately. We have measured and recorded the debt component of the convertible debentures based on the present value of future principal and interest payments at the date of issue and have recorded the equity component based on the difference between the face value of the convertible debt and the value of the debt component at the date of issue. The debt component is amortized to interest expense on a straight-line basis over the term to maturity of the convertible debentures. As described in Note 9 above, the convertible debentures were fully repaid in the second quarter of 2006.

(c) Foreign exchange translation gain (loss)
Under US GAAP, foreign exchange translation gain (loss) is recorded in comprehensive income and included in shareholders’ equity where the functional currency of the parent company’s foreign operations is the local currency. Under Canadian GAAP, foreign exchange translation gain (loss) is recorded in earnings where it is determined that the foreign operations are integrated with the parent company. In conjunction with our cost reduction initiatives announced in May 2004, management determined that its foreign subsidiaries should be treated under the current rate method for Canadian GAAP beginning with the second quarter of 2005 and for subsequent quarters. As a result, foreign exchange translation gain (loss) is recorded as a separate component of shareholders’ equity.

(d) Stock-based compensation expense
Under US GAAP, under APB 25, no compensation expense is recorded for the granting of employee stock options if the stock options are granted with an exercise price greater or equal to the fair market value at the date of the grant. Under Canadian GAAP, we have adopted the amended recommendations in CICA Handbook Section 3870 (“Section 3870”), “Stock-based Compensation and Other Stock-based Payments” which require fair value accounting for employee awards granted on or after February 1, 2002.

CORPORATE INFORMATION

Stock Exchange Information
Our common stock trades on the Toronto Stock Exchange under
the symbol DSG and on The Nasdaq Stock Market under the
symbol DSGX.

Transfer Agents
Computershare Investor Services Inc.
100 University Avenue
Toronto, Ontario M5J 2Y1
North America: (800) 663-9097
International: (416) 263-9200

Computershare Trust Company
12039 West Alameda Parkway
Suite Z-2 Lakewood, Colorado
80228 USA
International: (303) 262-0600

Independent Registered Chartered Accountants
Deloitte & Touche LLP
4210 King Street East
Kitchener, Ontario N2P 2G5
(519) 650-7729

Investor Inquiries
Investor Relations
The Descartes Systems Group Inc.
120 Randall Drive
Waterloo, Ontario N2V 1C6
(519) 746-8110
(800) 419-8495
E-mail: investor@descartes.com
www.descartes.com

The Descartes Systems Group Inc.
Corporate Headquarters

120 Randall Drive
Waterloo, Ontario N2V 1C6
Canada

Phone:	(519) 746-8110
(800) 419-8495
Fax:	(519) 747-0082

info@descartes.com
www.descartes.com